

Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE YEAR ENDED DECEMBER 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-36325

DNOW INC.
(Exact name of registrant as specified in its charter)

Delaware	46-4191184
(State of Incorporation)	(IRS Identification No.)

7402 North Eldridge Parkway, Houston, Texas 77041
(Address of principal executive offices)

(281) 823-4700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	DNOW	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated filer
☐ Non-accelerated filer	☐ Smaller reporting company
	☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2023 was $1.0 billion. As of February 9, 2024, there were 106,166,096 shares of the Company's common stock (excluding 1,835,972 unvested restricted shares) outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement in connection with the 2024 Annual Meeting of Stockholders are incorporated in Part III of this report.

FORM 10-K

Note About Forward-Looking Statements

This report includes estimates, projections, statements relating to our business plans, objectives and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the following sections: "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements generally are identified by the words "may," "believe," "anticipate," "expect," "plan," "predict," "estimate," "will be" or other similar words and phrases. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors" (Part I, Item 1A of this Form 10-K), "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7) and "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A). We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by applicable law.

PART I

ITEM 1.   BUSINESS

Overview

DNOW Inc., previously NOW Inc. ("DNOW" or the "Company"), headquartered in Houston, Texas, was incorporated in Delaware on November 22, 2013. On June 2, 2014, DNOW stock began regular trading on the New York Stock Exchange under the ticker symbol "DNOW". We are a global distributor to the oil and gas and industrial markets with a legacy of over 160 years. We operate primarily under the DNOW brand along with several affiliated brands operating in local or regional markets that are tied to prior acquisitions. Through a network of approximately 165 locations and approximately 2,475 employees worldwide, we offer a complementary suite of digital procurement channels that, in conjunction with our locations, provides products to the energy and industrial markets around the world.

Additionally, through our growing DigitalNOW® platform, customers can leverage world-class technology across ecommerce, data visualization, data management and supply chain optimization applications to solve a wide array of complex operational and product sourcing challenges to assist in maximizing their return on assets.

Our product and service offerings are consumed throughout all sectors of the energy industry – from upstream drilling and completion, exploration and production ("E&P"), midstream transmission, gas and crude oil processing infrastructure development to downstream petroleum refining and petrochemicals – as well as in other industries, such as chemical processing, mining, water/wastewater, food and beverage, gas utilities and the evolution of energy transition markets inclusive of greenhouse gas reduction and emissions capture and storage, renewable fuels such as biofuels and renewable natural gas ("RNG"), wind, solar, production of hydrogen as a fuel to power equipment and select industrial markets. The industrial distribution end markets include engineering and construction firms that perform capital and maintenance projects for their end-user clients. We also provide supply chain and materials management solutions to the same markets where we sell products.

Our global product offering includes consumable maintenance, repair and operating ("MRO") supplies, pipe, manual and automated valves, fittings, flanges, gaskets, fasteners, electrical, instrumentation, artificial lift, pumping solutions and modular process, production, measurement and control equipment. We also offer sourcing, procurement, warehouse and inventory management solutions as part of our supply chain and materials management offering. We have developed expertise in providing application systems, work processes, parts integration, optimization solutions and after-sales support that provide more efficient and productive solutions for our customers.

Our solutions include outsourcing portions or entire functions of our customers' procurement, warehouse and inventory management, logistics, point of issue technology, project management, business process and performance metrics reporting. These solutions allow us to leverage the infrastructure of our SAP™ Enterprise Resource Planning ("ERP") system and other technologies to streamline our customers' purchasing process, from requisition to procurement to payment, by digitally managing workflow, improving approval routing and providing robust reporting functionality.

We support land and offshore operations for the major oil and gas producing regions around the world through our network of locations. Our key markets, beyond North America, include South America, Europe, the Middle East, Asia Pacific, Central Asia and West and North Africa. Products sold through our locations support greenfield expansion upstream capital projects, midstream infrastructure and transmission and MRO consumables used in day-to-day production. We provide downstream energy and industrial

products for petroleum refining, chemical processing, liquefied natural gas ("LNG") terminals, power generation utilities and customer on-site locations.

Our supplier network consists of thousands of vendors in approximately 40 countries. From our operations in 18 countries, we sell to customers operating in approximately 80 countries. The supplies and equipment stocked by each of our branches are customized to meet varied and changing local customer demands. The breadth and scale of our offering enhances our value proposition to our customers, suppliers and shareholders.

We employ advanced information technologies, including a common ERP platform across most of our business, to provide complete procurement, warehouse and inventory management and logistics coordination to our customers around the globe. Having a common ERP platform allows immediate visibility into our inventory assets, operations and financials worldwide, enhancing decision making and efficiency.

Global Operations



Canada
United States
Norway
Scotland
England
Netherlands
Colombia
Brazil
Egypt
Kuwait
UAE
Oman*
Kazakhstan
Azerbaijan
India
Indonesia
Singapore
Australia
*Local sales personnel

Demand for our products is driven primarily by the level of oil and gas drilling, completions, servicing, production, transmission, refining and petrochemical activities. It is also influenced by the global supply and demand for energy, the economy in general and geopolitics. Several factors drive spending, such as investment in energy infrastructure, the North American conventional and shale plays, Organization of Petroleum Exporting Countries ("OPEC") and non-OPEC supply and investments, market expectations of future developments in the oil, natural gas, liquids, refined products, petrochemical, plant maintenance and other industrial, manufacturing and energy sectors.

We have expanded globally, through acquisitions and organic investments, in Australia, Azerbaijan, Brazil, Canada, Colombia, Egypt, England, India, Indonesia, Kazakhstan, Kuwait, Netherlands, Norway, Oman, Scotland, Singapore, the United Arab Emirates ("UAE") and the United States.

Summary of Reportable Segments

We operate through three reportable segments: United States ("U.S."), Canada and International. The segment data included in our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") are presented on a basis consistent with our internal management reporting. Segment information appearing in Note 17 "Business Segments" of the Notes to Consolidated Financial Statements (Part IV, Item 15 of this Form 10-K) is also presented on this basis.

United States

We have approximately 105 locations in the U.S., which are geographically positioned to best serve the upstream, midstream, downstream and renewable energy and industrial markets.

We offer higher value solutions in key product lines in the U.S. which broaden and deepen our customer relationships and related product line value. Examples of these include artificial lift, pumps, valves and valve actuation, process and production equipment, fluid transfer products, measurement and controls, spoolable and coated steel-pipe and composite pipe, along with many other products required by our customers, which enable them to focus on their core business while we manage varying degrees of their supply chain. We also provide additional value to our customers through the engineering, design, construction, assembly, fabrication and optimization of products and equipment essential to the safe and efficient production, transportation and processing of oil and gas.

Canada

We have a network of approximately 40 locations in the Canadian oilfield, predominantly in the oil rich provinces of Alberta, Saskatchewan, Manitoba and other targeted locations across the country. Our Canada segment primarily serves energy exploration, production, mining and drilling businesses, offering customers many of the same products and value-added solutions that we perform in the U.S. In Canada, we also provide training for, and supervise the installation of, jointed and spoolable composite pipe. This product line is supported by inventory, as well as product and installation expertise to serve our customers.

International

We operate in approximately 15 countries and serve the needs of our international customers from approximately 20 locations outside the U.S. and Canada, which are strategically located in major oil and gas development areas. Our approach in these markets is similar to our approach in North America, as our customers turn to us to provide products and supply chain solutions support closer to their drilling and exploration activities. Our long legacy of operating in many international regions, combined with expansion into several key markets, provides a competitive advantage as few of our competitors have a presence in most of the global energy producing regions.

Distribution Industry Overview

The distribution industry is highly fragmented, comprised of large companies with global reach and numerous small, local and regional competitors. Distribution companies act both as supply stores and supply chain management providers for their customers. Distributors deliver value to their customers by serving as a supply chain partner by managing vendor networks and aggregating, carrying and distributing a wide range of product inventory from numerous vendors in locations close to the end-user. As a distributor to the energy and industrial markets, we offer a wide array of products and supply chain services.

We offer our products, services and supply chain solutions across the entire energy value chain, from onshore and offshore drilling of oil and gas, to the exploration and production of oil and gas, the separation, transfer, and disposal of produced water, to the midstream gathering, processing and transmission of oil, gas, water, natural gas liquids ("NGLs"), LNG, and refined petroleum products, to the downstream refining of oil, and the manufacturing of petrochemicals and specialty chemicals. We provide products and services to the energy evolution and new energy markets driven by the public's desire to reduce current greenhouse gas levels and emissions, and to replace higher sources of greenhouse gas emitting forms of energy with lower emitting alternative forms to produce energy. In addition, we provide our products, services and supply chain solutions to other end markets including mining and minerals, municipal water and wastewater and industrial manufacturing.

We provide drilling products, MRO consumables, safety and original equipment manufacturer ("OEM") equipment for land drilling rigs, workover rigs and initial offshore drilling rig load outs. Once rigs are contracted, commissioned and deployed, we seek to replace material and inventory consumed during drilling operations. We couple the sale of products with supply chain services in the form of inventory planning, inventory management and warehouse management. We provide a full suite of process and production equipment, pumps and compressor packages, artificial lift, steel, fiberglass and composite pipe, valves and fittings ("PVF"), instrumentation and measurement, and safety and personal protective equipment ("PPE") in the exploration, production, separation, storage and gathering of oil and gas, as well as the separation, removal, storage and transfer of produced water.

To minimize carbon based effluent emissions, we provide vapor recovery systems to capture and transfer gas and volatile organic compounds during the separation and storage of oil, gas and produced water from operating reservoirs. For produced water, we provide fluid movement products that help our customers dispose of produced water in an environmentally safe manner. For oil streams, we provide products that measure the quality and quantity of oil and gas through the separation process and prior to distribution to the midstream sector. We offer a variety of fluid movement solutions ranging from standard to engineered pump packages and a wide variety of American Society of Mechanical Engineers ("ASME") fabricated process and production equipment to remove water and contaminants prior to the midstream transfer of oil, NGLs and other refined products within the midstream sector. For gas processing and gas conditioning, we offer a full suite of PVF and ASME coded fabricated process equipment to efficiently and economically process and condition gas for transfer to end markets. Many of the terminals and tank farms used in the midstream space to facilitate the storage and distribution of oil, gas, NGLs, LNG, and other hydrocarbon-based fluids utilize our products. Across many of the process industries where we provide valves, we offer low emission stem packing options to help reduce emissions. We provide PVF, pumps, safety, PPE, supply chain and safety services to the refining, petrochemical, chemical and industrial industries. Our products are consumed from industrial customer's daily MRO expenditures, customer capital projects in the form of existing plant expansions, new plant facilities, as well as planned and unplanned maintenance of processing units.

Our Distribution Channels

We offer a diverse range of products across the energy and industrial markets in the U.S., Canada and internationally. There are thousands of manufacturers of the products used in the markets in which we operate and customers demand a high level of service, responsiveness and availability across a broad set of products and vendors. These market dynamics make us an essential element in the value chain for our customers. Our product offering is aligned to meet the needs of our customer base.

Energy Centers

Energy centers are brick and mortar supply store operations that provide products to multiple upstream, midstream and downstream customers from a single location. These branches serve repeat account and walk-in retail customers. Products are inventoried in branch warehouses based on local market needs and are delivered or available for pick-up as needed. These branches serve a geographical radius and provide delivery of products and solutions. A number of locations that service these same customers provide a complementary and expanded set of supply chain services in conjunction with the sale of products.

The distribution channel includes sales and operations professionals trained in the products, applications and customer service required to support customers as they drill, explore, produce, transport and refine oil and gas and other products. The primary product offering includes line pipe, valves, fabrication, valve actuation, fittings and flanges, pumps, OEM equipment, electrical products, mill supplies, tools, safety supplies, PPE, applied products and applications, such as artificial lift systems, coatings and miscellaneous expendable items. We couple the sale of products with supply chain services in the form of inventory planning, inventory management and warehouse management. Supply chain services can be customized to a customer's requirements and guided by a strategic framework to reduce direct material expenditures and supply chain costs, improve maintenance productivity, reduce inventory-related working capital, streamline time to revenue and manage the risk of material availability affecting business continuity.

Process Solutions

Process Solutions has a team of distribution experts, technical professionals and licensed engineers who provide expertise related to pumps, compressors, fluid movement packages, fabricated liquid and gas measurement systems and process and production equipment. Process Solutions distributes OEM equipment including pumps, generator sets, air compressors, dryers, blowers, mixers and valves. Within our process and production equipment category, we produce customer lease automatic custody transfer ("LACT") units, Zero2™ EcoVapor™ and Sulfur Sentinel™ units to reduce emissions associated with routine flaring originating from low pressure storage tanks and renewable fuels such as biogas and landfill gas marketed as RNG facilities, gas meter runs, ASME code vessels in the form of separators, heater treaters, gas conditioning systems, towers, reactors, condensate stabilizers, slug catchers and pressurized bullet tanks, pig launchers and receivers and water transfer and disposal units. After-market services include rental mobile pumping units, machining and other repair services from a team of field mechanics located throughout the central U.S.

Process Solutions serves the upstream, midstream and downstream oil and gas markets as well as the municipal water, industrial, mining, power generation and general industries. Process Solutions also provides modular oil and gas wellsite facility solutions, also known as tank battery solutions that positively impact our operator customers by enabling them to design a modular tank battery that allows flexibility and scalability for current and future production, while expediting revenue generation by reducing the time to complete a tank battery and getting oil and gas into the pipeline earlier. This solution saves our customers time and expense related to well hookup and tank battery commissioning and reduces field incident exposures due to a reduced labor requirement for facility construction. Our EcoVapor™ branded vapor recovery systems provide an environmental, social, and governance ("ESG") benefit by enabling customers to retain and sell residual flash gas commonly found in storage tanks resulting in a decrease in greenhouse gas emissions.

Customers

Our primary customers are companies active in the upstream, midstream and downstream sectors of the energy industry, including drilling contractors, well servicing companies, independent and national oil and gas companies, midstream operators, refineries, petrochemical, chemical, utilities, RNG facilities and other downstream energy processors. We also serve a diverse range of industrial and manufacturing companies across a broad spectrum of industries and end markets. We partner with our customers to continually meet or exceed their expectations and add value as a supply chain partner in the locations where they operate. Our products provide an essential need to our customers' operations, yet represent only a small fraction of their total project or facility cost. As a result, our customers seek suppliers with established qualifications and an operational history to deliver high quality and reliable products that meet their requirements in a timely manner.

As customers increasingly aggregate purchases to improve efficiency and reduce costs, they partner with large distributors who can meet their needs for products in multiple locations around the world. Customers can procure products through our direct branch model or through our ecommerce site, *https://shop.dnow.com*, or using our mobile application on smart devices. We believe we could benefit from consolidation among our customers, particularly in the U.S. and Canada where we have a broad footprint, as the resulting companies seek global distributors as their source for products and related solutions.

The Company had one customer in the U.S. segment that represented approximately 10% of total revenues.

Competition

The distribution companies serving the energy and industrial end markets are both numerous and competitive. This industry is highly fragmented, comprised of large distributors, each with many locations and with online ecommerce sites, who aggregate and distribute several product lines, and includes numerous smaller regional and local companies, many of which operate from a single location and either aggregate and distribute several product lines or focus on a single product line. While some large distributors compete in both markets, most companies focus on either the energy or industrial end market. Some of our suppliers also sell directly to end-users.

Seasonal Nature of the Company's Business

A portion of our business has experienced seasonal trends, to some degree, which have varied by geographic region. In the U.S., activity has historically been higher during the summer and fall months. In Canada, certain E&P activities have declined in the spring due to seasonal thaws and regulatory restrictions limiting the ability of drilling rigs and transportation to operate effectively and safely during these periods.

Human Capital Resources

At December 31, 2023, we had approximately 2,475 employees, of which approximately 100 were temporary employees. We offer market-competitive benefits for employees and opportunities for growth and advancement. We place a strong emphasis on employee growth and development and provide opportunities for valued contribution and innovation. Our ethos determines how we act and interact, what we value, what we tolerate, how we treat one another, our customers and communities and the drive to continue to surpass expectations.

Training and Development Programs

The acquired skills, knowledge and capabilities of our people are central to our success. To maintain and acquire talented employees in the marketplace, we invest in employee development programs that incorporate training courses and programs, including a growing online learning platform, which provides our employees an opportunity for professional development.

We recognize that the advancement and empowerment of our workforce drives a better quality of work and life for our employees, ultimately resulting in the delivery of exceptional service to our customers. As such, we have designed a wide range of professional and leadership development programs focused on helping our employees reach their career goals.

Recognizing Employees

Recognition of individual achievements and contributions is an important part of our culture. Our Customer Priority One program encourages customers, peers and leaders to recognize our employees, customers or vendors who exemplify the Company's commitment to customer service to cultivate a culture of inspiring one another to be their best. We also award Milestone Service Awards to employees for their years of service and dedication of time to our Company, which recognize employees at each five-year service anniversary.

Workforce Diversity and Inclusion

We are committed to advancing an inclusive environment where diversity is appreciated and encouraged, and all employees have a sense of belonging throughout our organization. We recognize the opportunity to drive diversity in our workforce through talent acquisition and retention because we know that one of our greatest strengths is the diverse and different perspectives of our team members. We recognize that having a team with a broad range of experience, cultural characteristics and varying perspectives fortifies our brand. We believe in advocating for diversity within our workforce by employing women and men of varying cultures, nationalities and backgrounds to work together to achieve a common goal.

To find the best employees, we must have a diverse pipeline of talent. We commit to advancing an inclusive environment where diversity is encouraged. We create a culture where all employees can strive to be their best, to achieve company goals and to deliver superior service to our customers. As of December 31, 2023, our U.S. workforce was comprised of approximately 26% female and 32% racial minorities.

We recognize that we are an integral part of the communities in which we operate. By directly engaging people in the communities we serve, we create a transparent dialogue to try to listen and learn from alternative views in how we conduct our business. The strengthening of minority- and women-owned businesses contributes to the overall economic growth and the expansion of our markets.

Workforce Health and Safety

Safety is at the center of our actions. Simply put, we act with high priority on health and safety in our workplace and in the communities where we operate. Our safety culture is driven by our recently expanded health, safety and environment ("HSE") training catalog and through our HSE management system beginning with our HSE Policy Statement, which sets the tone for our company's commitment to safety. A one-page, top-level document, expressly approved by our senior management team, the HSE Policy Statement outlines our expectations for all employees, vendors, customers, contractors, subcontractors and third parties. This HSE Policy Statement, combined with our HSE guiding principles, corporate policies and procedures and our business level HSE policies and procedures, makes up our management system, which is overseen both with corporate supervision and field level management to ensure emphasis is consistent on proper and safe behaviors.

Sustainability

We can assist in reducing emissions of greenhouse gases in our operations by creating a more efficient supply chain. An efficient supply chain can help reduce the carbon footprint of deliveries to our distribution centers and branches and ultimately to our customers. Use of our large centralized and regional distribution centers allows us to aggregate product across multiple suppliers and customers, which, in turn, prevents each customer from separately creating duplicative supply chains that require fuel for deliveries and resources to manage. Many of the products we distribute are used by our customers to aid their efforts to reduce their greenhouse gas emissions. We continually seek opportunities to expand our portfolio of products we offer to customers to aid in reducing their scope 1 emissions. We offer our customers an expanding suite of emissions reduction technology that reduces the venting and flaring of greenhouse gas, targeting the oil and gas and the growing RNG markets.

As a distributor, we perform minimal manufacturing operations. We do not utilize large amounts of water. Our energy inputs are primarily electricity for lighting, heating and office and warehouse equipment, natural gas for heating and gasoline for company sales and delivery vehicles. We strive to make our operations more efficient, and in turn try to work to reduce use of these resources and resulting emissions. We have recycling programs to try and reduce waste from used cardboard, office paper and other recyclables. However, recycling programs are sometimes limited by the unavailability of users, haulers or purchasers for recyclable materials at reasonable costs.

We are a distributor of products that contain and control the movement of gases and fluids in an efficient and sustainable manner. The products we sell are designed by the manufacturers of those products to prevent and minimize accidental leaks of hydrocarbons. Additionally, we offer product lines that further aid in the mitigation of environmental impact. Examples of such products include: domestically produced goods; low emission rated valves; steel piping products produced from recycled scrap; glass reinforced epoxy piping systems; vapor recovery units that capture volatile organic compounds in an effort to limit and reduce emissions to the atmosphere; produced water transfer and water injection packages that dispose of produced water in an environmentally safe manner; and pipe produced using wind power, recycled water, and wood pellet inputs.

Environmental Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws, regulations and permitting requirements, including those governing the discharge of pollutants or hazardous substances into the air, soil or water, the generation, handling, use, management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate, remediate, monitor and clean up contamination and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Historically, the costs to comply with environmental and health and safety requirements have not been material to our financial position, results of operations or cash flows. We are not aware of any pending environmental compliance or remediation matters that, in the opinion of management, are reasonably likely to have a material effect on our business, financial position or results of operations or cash flows.

Available Information

Our website address is *www.dnow.com*. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC and is expressly not incorporated by reference into this document. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Alternatively, you may access these reports at the SEC's website at *www.sec.gov*.

ITEM 1A.   RISK FACTORS

You should carefully consider each of the following risks in addition to all other information contained or incorporated herein. These risks relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline. This information should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7A, Quantitative and Qualitative Disclosures about Market Risk and the consolidated financial statements and related notes included in this Form 10-K.

Risks Relating to Our Business

Decreased capital and other expenditures in the energy industry, which can result from decreased oil and natural gas prices, among other things, can adversely impact our customers' demand for our products and our revenue.

A large portion of our revenue depends upon the level of capital and operating expenditures in the oil and natural gas industry, including capital and other expenditures in connection with exploration, drilling, production, gathering, transportation, refining and processing operations. Demand for the products we distribute is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital and other expenditures by, oil and natural gas companies. In addition, after a well is drilled, there can be a lag between when the well is drilled and when it is completed, which causes a delay in the demand for some of our products. Oil and natural gas prices have been extremely volatile since 2014. Continued volatility and weakness in oil or natural gas prices could depress levels of exploration, development and production activity and, therefore, could lead to a decrease in our customers' capital and other expenditures.

The willingness of oil and gas operators to make capital and operating expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital and operating equipment will continue to be influenced by numerous factors over which we have no control, including:

- the ability of the members of the OPEC and certain non-OPEC countries, to maintain price stability through voluntary production limits, the level of production by other non-OPEC countries, such as the United States, and worldwide demand for oil and gas;

- the level of production from known reserves;

- the cost of exploring for and producing oil and gas;

- limits on access to capital and investor demands for capital discipline;

- the level of drilling activity and drilling rig day rates;

- worldwide economic activity;

- national government political requirements;

- changes in governmental regulations;

- the impact of public health crises, such as the COVID-19 pandemic including any new virus strains that result in the return of lockdowns or other government restrictions, on worldwide demand for oil and gas;

- the development of alternate energy sources; and

- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors, well servicing companies or production companies, or in drilling or well servicing rig utilization rates, then demand for our products will decline.

Volatile oil and gas prices affect demand for our products.

Demand for our products is largely determined by current and anticipated oil and natural gas prices, and the related spending and level of activity by our customers, including spending on production and the level of drilling activities. Volatility or weakness in oil or natural gas prices (or the perception that oil or natural gas prices will decrease) affects the spending pattern of our customers, and may result in the drilling of fewer new wells or lower production spending on existing wells. This, in turn, could result in lower demand for our products. Any sustained decrease in capital expenditures in the oil and natural gas industry could have a material adverse effect on us.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of other factors that are beyond our control. Any such reduction in operating budgets, reduction in activity and/or pricing pressures, would adversely affect our revenue and operating performance.

Many factors affect the supply of and demand for energy and, therefore, influence oil and natural gas prices, including:

- the level of domestic and worldwide oil and natural gas production and inventories;

- the level of drilling activity and the availability of attractive oil and natural gas field prospects, which governmental actions may affect, such as regulatory actions or legislation, or other restrictions on drilling, including those related to environmental concerns (e.g., a temporary moratorium on deepwater drilling in the Gulf of Mexico following a rig accident or oil spill);

- the discovery rate of new oil and natural gas reserves and the expected cost of developing new reserves;

- the actual cost of finding and producing oil and natural gas;

- depletion rates;

- domestic and worldwide refinery over capacity or under capacity and utilization rates;

- the availability of transportation infrastructure and refining capacity;

- increases in the cost of products that the oil and gas industry uses, such as those that we provide, which may result from increases in the cost of raw materials such as steel;

- shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

- the economic or political attractiveness of alternative fuels, such as coal, hydrocarbon, battery power, wind, solar energy and biomass-based fuels;

- increases in oil and natural gas prices or historically high oil and natural gas prices, which could lower demand for oil and natural gas products;

- worldwide economic activity including growth in non-Organization for Economic Co-operation and Development countries, including China and India;

- increased interest rates and the cost of capital;

- national government policies, including government policies that could nationalize or expropriate oil and natural gas, E&P, refining or transportation assets;

- the ability of OPEC and non-OPEC countries to set and maintain production levels and prices for oil;

- the level of production by non-OPEC countries;

- the impact of armed hostilities, or the threat or perception of armed hostilities, including the conflicts in Ukraine and in Israel;

- public health crises, such as the COVID-19 pandemic that began in 2020 and emergence of any new virus strains that result in the return of lockdowns or other government restrictions;

- environmental regulation;

- import duties and tariffs;

- technological advances;

- global weather conditions and natural disasters;

- currency fluctuations; and

- tax policies.

Oil and natural gas prices have been and are expected to remain volatile. U.S. rig count decreased from 772 rigs on January 6, 2023 to 622 rigs on December 29, 2023. U.S. rig count averaged 689 rigs in 2023. U.S. rig count at January 19, 2024 was 620 rigs. The price for West Texas Intermediate crude was $70.62 per barrel at January 2, 2024, $76.87 per barrel on January 3, 2023 and $75.99 per barrel on January 4, 2022. Even though the prices as of the beginning of January for the last three years have been relatively stable, prices have historically been very volatile, and this historical volatility has caused oil and natural gas companies to change their strategies and expenditure levels from year to year. We have experienced in the past, and we will likely experience in the future, significant fluctuations in operating results based on these changes.

General economic and geopolitical conditions may adversely affect our business.

U.S. and global general economic conditions affect many aspects of our business, including demand for the products we distribute and the pricing and availability of supplies. General economic conditions and predictions regarding future economic conditions also affect our forecasts. A decrease in demand for the products we distribute or other adverse effects resulting from an economic downturn may cause us to fail to achieve our anticipated financial results. General economic factors beyond our control that affect our business and customers include public health crises, interest rates, recession, inflation, deflation, customer credit availability, consumer credit availability, consumer debt levels, performance of housing markets, energy costs, tariffs, tax rates and policy, unemployment rates, commencement or escalation of war or hostilities, the threat or possibility of war, terrorism or other global or national unrest, political or financial instability, and other matters that influence our customers' spending. Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency or increase in magnitude. In addition, worldwide economic conditions could have an adverse effect on our business, prospects, operating results, financial condition and cash flows.[1]

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to, among other things, ongoing military conflicts, such as those in Ukraine and in Israel. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from military conflicts or other geopolitical tensions. The extent and duration of military conflicts, sanctions, trade controls and resulting market disruptions are impossible to predict, but could be substantial.

If our product costs became subject to significant future inflationary pressures, then we may not be able to fully offset these higher costs through price increases.

Inflationary pressures and supply chain disruptions could result in further increases to our operating and capital costs that are not fixed. Additionally, these economic variables could lead to a renegotiation of contracts and/or supply agreements, among others. These economic variables are beyond our control and may adversely impact our business, financial condition, results of operations and future cash flows.

We may be unable to compete successfully with other companies in our industry.

We sell products in very competitive markets. In some cases, we compete with large companies with substantial resources. In other cases, we compete with smaller regional companies that may increasingly be willing to provide similar products at lower prices. Certain of these competitors may have greater financial, technical and marketing resources than us, and may be in a better competitive position. The following competitive actions can each adversely affect our revenues and earnings:

- price changes;
- vendors with better terms;
- consolidation in the industry;
- investments in technology and fulfillment; and
- improvements in availability and delivery.

We could experience a material adverse effect to the extent that our competitors are successful in reducing our customers' purchases of products from us. Competition could also cause us to lower our prices, which could reduce our margins and profitability. Furthermore, consolidation in our industry could heighten the impacts of the competition on our business and results of operations discussed above, particularly if consolidation results in competitors with stronger financial and strategic resources, and could also result in increases to the prices we are required to pay for acquisitions we may make in the future. In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

Demand for our sales of the products we distribute could decrease if the manufacturers of those products were to instead sell a substantial amount of goods directly to our customers in the sectors we serve.

Historically, users of pipes, valves and fittings and related products have purchased certain amounts of these products through distributors and not directly from manufacturers. If customers were to purchase the products that we sell directly from manufacturers, or if manufacturers sought to increase their efforts to sell directly to end-users, we could experience a significant decrease in profitability. These or other developments that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings and adversely affect our business.

We may need additional capital in the future, and it may not be available on acceptable terms, or at all.

We may require more capital in the future to:

- fund our operations (including, but not limited to, working capital requirements such as inventory);

- finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

- enhance and expand the range of products we offer; and

- respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness.

We do not have long-term contracts or agreements with many of our customers. The contracts and agreements that we do have generally do not commit our customers to any minimum purchase volume. The loss of a significant customer may have a material adverse effect on us.

Given the nature of our business, and consistent with industry practice, we do not have long-term contracts with many of our customers. In addition, our contracts generally do not commit our customers to any minimum purchase volume. Therefore, a significant number of our customers may terminate their relationships with us or reduce their purchasing volume at any time. Furthermore, the long-term customer contracts that we do have are generally terminable without cause on short notice. The products that we may sell to any particular customer depend in large part on the size of that customer's capital expenditure budget in a particular year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of our sales in one fiscal year may represent an immaterial portion of our sales in subsequent fiscal years. The loss of a significant customer, or a substantial decrease in a significant customer's orders, may have an adverse effect on our sales and revenue.

In addition, we are subject to customer audit clauses in many of our multi-year contracts. If we are not able to provide the proper documentation or support for invoices per the contract terms, we may be subject to negotiated settlements with our major customers.

Changes in our customer and product mix could cause our product margin to fluctuate or affect our competitive position.

From time to time, we may experience changes in our customer mix or in our product mix. Changes in our customer mix may result from business acquisitions, geographic expansion, daily selling activities within current geographic markets and targeted selling activities to new customer segments. Changes in our product mix may result from business acquisitions, marketing activities to existing customers and needs communicated to us from existing and prospective customers. If customers begin to require more lower-margin products from us, our business, results of operations and financial condition may suffer.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for expected credit losses, we cannot assure these reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

We may be unable to successfully execute or effectively integrate acquisitions.

One of our key operating strategies is to selectively pursue acquisitions, including large scale acquisitions, to continue to grow and increase profitability. However, acquisitions, particularly of a significant scale, involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, the potential unavailability of financial resources necessary to consummate acquisitions in the future, increased leverage due to additional debt financing that may be required to complete an acquisition, dilution of our stockholders' net current book value per share if we issue additional equity securities to finance an acquisition, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms, assumption of undisclosed or unknown liabilities and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets.

Even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

- failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

- complications and issues resulting from the integration/conversion of ERP systems;

- strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

- difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

- amortization of acquired assets, which would reduce future reported earnings;

- possible adverse short-term effects on our cash flows or operating results;

- diversion of management's attention from the ongoing operations of our business;

- integrating personnel with different organizational cultures;

- coordinating sales and marketing functions;

- failure to obtain and retain key personnel of an acquired business; and

- assumption of known or unknown material liabilities or regulatory non-compliance issues.

Failure to manage these acquisition risks could have an adverse effect on us.

We are a holding company and depend upon our subsidiaries for our cash flow.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or to make other distributions in the future will depend upon the cash flow of our subsidiaries and our subsidiaries' payment of funds to us in the form of dividends, tax sharing payments or otherwise.

The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their current and future indebtedness, tax considerations and legal and contractual restrictions on the ability to make distributions.

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary's creditors, including trade creditors and holders of debt that the subsidiary issued.

If we lose any of our key personnel, we may be unable to effectively manage our business or continue our growth.

Our future performance depends to a significant degree upon the continued contributions of our management team and our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. In particular, we rely on our sales and marketing teams to create innovative ways to generate demand for the products we distribute. The loss or unavailability to us of any member of our management team or a key sales or marketing employee could have a material adverse effect on us to the extent we are unable to timely find adequate replacements. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. We may be unsuccessful in attracting, hiring, training and retaining qualified personnel.

Interruptions in the proper functioning of our information systems could disrupt operations and cause increases in costs or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. We depend on our information management systems to process orders, track credit risk, manage inventory and monitor accounts receivable collections. Our information systems also allow us to efficiently purchase products from our vendors and ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. However, our information systems could be vulnerable to natural disasters, power losses, telecommunication failures, security breaches and other problems. If critical information systems fail or are otherwise unavailable, our ability to procure products to sell, process and ship customer orders, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay accounts payable and expenses could be adversely affected. Our ability to integrate our systems with our customers' systems would also be significantly affected. If our information systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could result in lost sales, inability to process purchase orders and/or a potential loss of customer loyalty, which could adversely affect our results of operations. We maintain information systems controls designed to protect against, among other things, unauthorized program changes and unauthorized access to data on our information systems. If our information systems controls do not function properly, we face increased risks of unexpected errors and unreliable financial data or theft of proprietary Company information.

The loss of third-party transportation providers upon whom we depend, or conditions negatively affecting the transportation industry, could increase our costs or cause a disruption in our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict to what extent increases or anticipated increases in fuel prices may impact our costs or cause a disruption in our operations going forward.

Adverse weather events or natural disasters could negatively affect local economies and disrupt operations.

Certain areas in which we operate are susceptible to adverse weather conditions or natural disasters, such as hurricanes, tornadoes, floods and earthquakes. These events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, vendors and employees. These events can cause physical damage to our locations and require us to close locations. Additionally, our sales orders and shipments can experience a temporary decline immediately following these events.

We cannot predict whether or to what extent damage caused by these events will affect our operations or the economies in regions where we operate. These adverse events could result in disruption of our purchasing or distribution capabilities, interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of these events.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information or damage to our Company's image, all of which could negatively impact our financial results.

A cyber incident is any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Our four primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our Company's image, financial loss and private data exposure.

We have implemented solutions, processes, and procedures to help mitigate this risk, but these measures, as well as our organization's increased awareness of our risk of a cyber incident, do not guarantee that our financial results will not be negatively impacted by such an incident. Our security measures may be undermined due to the rapid evolution and increased adoption of artificial intelligence and machine learning technologies, actions of outside parties, employee error, internal or external malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Our systems are subject to repeated attempts by third parties to access information or to disrupt our systems. Such disruptions or misappropriations and the resulting repercussions, including reputational damage and legal claims or proceedings, may adversely affect our results of operations, cash flows and financial condition, and the trading price of our common stock.

Privacy concerns relating to our personal and business information being potentially breached could damage our reputation and deter current and potential users or customers from using our products and services.

We have security measures and controls to protect personal and business information and continue to make investments to secure access to our information technology network. These measures may be undermined, however, due to the actions of outside parties, employee error, internal or external malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques, timely discover or counter them, or implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have an adverse effect on our business and results of operations.

We have goodwill recorded on our balance sheet. If our goodwill becomes impaired, we may be required to recognize charges that would reduce our income.

As of December 31, 2023, we had $139 million of goodwill recorded on our balance sheet. Under generally accepted accounting principles in the U.S., goodwill is not amortized, but must be reviewed for possible impairment annually, or more often in certain circumstances where events indicate that the asset values are not recoverable. These reviews could result in an earnings charge for impairment, which would reduce our net income even though there would be no impact on our underlying cash flow.

Over the last four years, the COVID-19 pandemic has adversely affected our business, and the emergence of any new virus strains that result in the return of broad-based lockdowns, vaccine mandates or other government interventions, could further adversely affect our operations and financial condition.

Over the last four years, the COVID-19 pandemic has adversely affected the global economy, disrupted global supply chains and created significant volatility in the financial markets. The emergence of any new virus strains that result in the return of broad-based lockdowns, vaccine mandates or other government interventions or restrictions, could further adversely affect the global economy, global supply chains, financial markets and our business. The extent to which the COVID-19 pandemic adversely affects our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Risks Relating to Our Supply Chain and International Trade Policies

We may experience unexpected supply shortages.

We distribute products from a wide variety of manufacturers and suppliers. Nevertheless, in the future we may have difficulty obtaining the products we need from suppliers and manufacturers as a result of unexpected demand or production difficulties that might extend lead times. Also, products may not be available to us in quantities sufficient to meet our customer demand. Our inability to obtain products from suppliers and manufacturers in sufficient quantities, or at all, could adversely affect our product offerings and our business.

We may experience cost increases from suppliers, which we may be unable to pass on to our customers.

In the future, we may face supply cost increases due to, among other things, unexpected increases in demand for supplies, decreases in production of supplies or increases in the cost of raw materials or transportation, or trade wars. Any inability to pass supply price increases on to our customers could have a material adverse effect on us. In addition, if supply costs increase, our customers may elect to purchase smaller amounts of products or may purchase products from other distributors. While we may be able to work with our customers to reduce the effects of unforeseen price increases because of our relationships with them, we may not be able to reduce the effects of the cost increases. In addition, to the extent that competition leads to reduced purchases of products from us or a reduction of our prices, and these reductions occur concurrently with increases in the prices for selected commodities which we use in our operations, the adverse effects described above would likely be exacerbated and could result in a prolonged downturn in profitability.

We do not have contracts with most of our suppliers. The loss of a significant supplier would require us to rely more heavily on our other existing suppliers or to develop relationships with new suppliers. Such a loss may have an adverse effect on our product offerings and our business.

Given the nature of our business, and consistent with industry practice, we do not have contracts with most of our suppliers. We generally make our purchases through purchase orders. Therefore, most of our suppliers have the ability to terminate their relationships with us at any time. Although we believe there are numerous manufacturers with the capacity to supply the products we distribute, the loss of one or more of our major suppliers could have an adverse effect on our product offerings and our business. Such a loss would require us to rely more heavily on our other existing suppliers or develop relationships with new suppliers, which may cause us to pay higher prices for products due to, among other things, a loss of volume discount benefits currently obtained from our major suppliers.

Changes in our credit profile may affect our relationship with our suppliers, which could have a material adverse effect on our liquidity.

Changes in our credit profile may affect the way our suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices. Given the large dollar amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers and, consequently, may have a material adverse effect on us.

Price reductions by suppliers of products that we sell could cause the value of our inventory to decline. Also, these price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that we purchased our inventory of these products at the higher prices prior to supplier price reductions.

The value of our inventory could decline as a result of manufacturer price reductions with respect to products that we sell. There is no assurance that a substantial decline in product prices would not result in a write-down of our inventory value. Such a write-down could have an adverse effect on our financial condition. Also, decreases in the market prices of products that we sell could cause customers to demand lower sales prices from us. These price reductions could reduce our margins and profitability on sales with respect to the lower-priced products. Reductions in our margins and profitability on sales could have a material adverse effect on us.

A substantial decrease in the price of steel could significantly lower our product margin or cash flow.

We distribute many products manufactured from steel. As a result, the price and supply of steel can affect our business and, in particular, our pipe product category. When steel prices are lower, the prices that we charge customers for products may decline, which affects our product margin and cash flow. At times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, fluctuations in and the costs of raw materials necessary to produce steel, steel manufacturers' plant utilization levels and capacities, import duties and tariffs and currency exchange rates. Increases in manufacturing capacity for steel-related products could put pressure on the prices we receive for such products. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sales prices and, consequently, lower product margin and cash flow.

If steel prices rise, we may be unable to pass along the cost increases to our customers.

We maintain inventories of steel products to accommodate the lead time requirements of our customers. Accordingly, we purchase steel products in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase steel products are generally at prevailing market prices in effect at the time we place our orders. If steel prices increase between the time we order steel products and the time of delivery of the products to us, our suppliers may impose surcharges that require us to pay for increases in steel prices during the period. Demand for the products we distribute, the actions of our competitors and other factors will influence whether we will be able to pass on steel cost increases and surcharges to our customers, and we may be unsuccessful in doing so.

If existing tariffs and duties on imports of line pipe or certain of the other products that we sell are lifted, the U.S. market could see an increased supply of less expensive products, which could adversely affect our business and results of operations.

U.S. law currently imposes tariffs and duties on imports of certain pipe and steel products that we sell. If these tariffs and duties are lifted or reduced, our U.S. customers may decide to purchase these less expensive imported products rather than the higher-cost products in our existing inventory, which could materially and adversely affect our business and results of operations. The increased supply of these less expensive imported products could also drive down prices on our domestic or other alternate products that compete with the imported products, which could adversely affect our margins, decrease the value of our inventory and result in a longer holding period for some of our inventory.

Changes in trade policies, including the imposition or elimination of additional tariffs and duties, could negatively impact our business, financial condition and results of operations.

The U.S. government has continued to impose Section 232 tariffs, Section 301 tariffs and various dumping duties on steel and aluminum and a broad range of other products imported into the U.S. Changes in tariffs and duties affect our material input costs. These tariffs and duties are subject to change. If these tariffs or duties were removed or adjusted down, it could drive down the costs of certain products and affect our inventory value which could affect our margin negatively. In addition, there could be additional trade actions or rate increases imposed by the U.S. and these could also result in additional retaliatory actions by the U.S.' trade partners. Given that we procure significant materials that we resell directly or indirectly from outside of the U.S., potential changes in U.S. trade policy could increase the cost or limit the availability of such raw materials, which could hurt our competitive position and adversely impact our business, financial condition and results of operations. In addition, we sell a significant proportion of our products to customers outside of the U.S. Retaliatory actions by other countries could result in increases in the price of our products, which could limit demand for such products, hurt our global competitive position and have a material adverse effect on our business, financial condition and results of operations. While tariffs and other retaliatory trade measures imposed by other countries on U.S. goods have not yet had a significant impact on our business or results of operations, we cannot predict further developments, and such existing or future tariffs could have a material adverse effect on our results of operations, financial position and cash flows.

Risks Relating to Legal and Regulatory Matters

We are subject to strict environmental, health and safety laws and regulations that may lead to significant liabilities and have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws, regulations and permitting requirements, including those governing the discharge of pollutants or hazardous substances into the air, soil or water, the generation, handling, use, management, storage and disposal of, or exposure to, hazardous substances and wastes (including greenhouse gas ("GHG") emissions), the responsibility to investigate and clean up contamination and occupational health and safety. Regulations and courts may impose fines and penalties for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Our failure to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions. Certain laws and regulations, such as the Comprehensive Environmental Response, Compensation, and Liability Act (also known as "CERCLA" or the "U.S. federal Superfund law") or its state and foreign equivalents, may impose the obligation to investigate and remediate contamination at a facility on current and former owners or operators or on persons who may have sent waste to that facility for disposal. These laws and regulations may impose liability without regard to fault or to the legality of the activities giving rise to the contamination.

Moreover, we may incur liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior or future owned or leased sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. We believe that indemnities contained in certain of our acquisition agreements may cover certain environmental conditions existing at the time of the acquisition, subject to certain terms, limitations and conditions. However, if these indemnification provisions terminate or if the indemnifying parties do not fulfill their indemnification obligations, we may be subject to liability with respect to the environmental matters that those indemnification provisions address. In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, including laws regulating the energy industry, and the interpretation or enforcement of these laws and regulations, are constantly evolving. It is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have on us.

Existing or future laws, regulations, court orders or other public- or private-sector initiatives to limit greenhouse gas emissions or relating to climate change may reduce demand for our products and services and the physical effects of climate change could damage our assets or facilities, adversely impacting our business, results of operations, and financial condition.

Continuing political and social attention to the issue of climate change has resulted in both existing and proposed international agreements and national, regional, and local legislation and regulatory measures to limit GHG emissions. The implementation of these agreements, including the Paris Agreement, the Europe Climate Law, and other existing or future regulatory mandates, may adversely affect the demand for our products and services, impose taxes on us or our customers, require us or our customers to reduce GHG emissions from our technologies or operations, or accelerate the obsolescence of our products or services.

There is also increased focus by our customers, investors and other stakeholders on climate change, sustainability, and energy transition matters. Actions to address these concerns or negative perceptions of our industry or fossil fuel products and their relationship to the environment have led to initiatives to conserve energy and promote the use of alternative energy sources, which may reduce the demand for and production of oil and gas in areas of the world where our customers operate, and thus reduce future demand for our products and services.

We and our suppliers also may be subject to physical risks associated with climate change, such as increased severity and frequency of extreme weather events and more frequent short-term business disruptions as a result of severe weather such as flooding, storms, droughts, fires, snowstorms and other climatic events, which could impair our ability to effectively deliver products and services to our customers or to keep our operating costs aligned with expectations or cause destruction to our assets or facilities. While we carry insurance coverage standard within our industry to protect us against many of these risks, the potential physical effects of climate change are uncertain, and we may not carry adequate coverage to protect all of our assets or facilities from climate-related events. If any of these risks were realized, we could experience interruptions in supply or increases in costs that might result in our being unable to meet customer demand for our products and services, damage our relationships with our customers and reduce our market share, all of which could adversely affect our results of operations and financial condition.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have, and in the future may, become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, the products we distribute, employees and other matters, including potential claims by individuals alleging exposure to hazardous materials as a result of the products we distribute or our operations. Some of these claims may relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of the businesses. The products we distribute are sold primarily for use in the energy industry, which is subject to inherent risks that could result in death, personal injury, property damage, pollution, release of hazardous substances or loss of production. In addition, defects in the products we distribute could result in death, personal injury, property damage, pollution, release of hazardous substances or damage to equipment and facilities. Actual or claimed defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages.

We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles and caps under our insurance. We face the following risks with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;

- we may incur losses from interruption of our business that exceed our insurance coverage;

- we may be faced with types of liabilities that will not be covered by our insurance;

- our insurance carriers may not be able to meet their obligations under the policies; or

- the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on us. Finally, even in cases where we maintain insurance coverage, our insurers may raise various objections and exceptions to coverage that could make uncertain the timing and amount of any possible insurance recovery.

Due to our position as a distributor, we are subject to personal injury, product liability and environmental claims involving allegedly defective products.

Our customers use certain products we distribute in potentially hazardous applications that can result in personal injury, product liability and environmental claims. A catastrophic occurrence at a location where end-users use the products we distribute may result in us being named as a defendant in lawsuits asserting potentially large claims, even though we did not manufacture the products. Applicable law may render us liable for damages without regard to negligence or fault. In particular, certain environmental laws provide for joint and several and strict liability for remediation of spills and releases of hazardous substances. Certain of these risks are reduced by the fact that we are a distributor of products that third-party manufacturers produce, and, thus, in certain circumstances, we may have third-party warranty or other claims against the manufacturer of products alleged to have been defective. However, there is no assurance that these claims could fully protect us or that the manufacturer would be able financially to provide protection. There is no assurance that our insurance coverage will be adequate to cover the underlying claims. Our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution or other environmental claims).

We face risks associated with conducting business in markets outside of the U.S. and Canada.

We currently conduct business in countries outside of the U.S. and Canada. We could be materially and adversely affected by economic, legal, political and regulatory developments in the countries in which we do business in the future or in which we expand our business, particularly those countries which have historically experienced a high degree of political or economic instability. Examples of risks inherent in conducting business in markets outside of the U.S. and Canada include:

- changes in the political and economic conditions in the countries in which we operate, including civil uprisings and terrorist acts;

- unexpected changes in regulatory requirements;

- changes in tariffs;

- the adoption of foreign or domestic laws limiting exports to or imports from certain foreign countries;

- fluctuations in currency exchange rates and the value of the U.S. dollar;

- restrictions on repatriation of earnings;

- expropriation of property without fair compensation;

- governmental actions that result in the deprivation of contract or proprietary rights; and

- the acceptance of business practices which are not consistent with or are antithetical to prevailing business practices we are accustomed to in North America including export compliance and anti-bribery practices and governmental sanctions.

If we begin doing business in a foreign country in which we do not presently operate, we may also face difficulties in operations and diversion of management time in connection with establishing our business there.

We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions, and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act ("FCPA"), export controls and economic sanctions programs, including those administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect the Company's transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act (the "Bribery Act") extends beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion outside the U.S., including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.

Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities. In addition, because we act as a distributor, we face the risk that our customers might further distribute our products to a sanctioned person or entity, or an ultimate end-user in a sanctioned country, which might subject us to an investigation concerning compliance with the OFAC or other sanctions regulations.

Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by the OFAC, and have trained our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, and that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could have a material adverse effect on our reputation, business, financial condition and results of operations. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business with sanctioned countries, persons and entities, which could adversely affect the market for our common stock and other securities.

Compliance with and changes in laws and regulations in the countries in which we operate could have a significant financial impact and effect how and where we conduct our operations.

We have operations in the U.S. and in other countries that can be impacted by expected and unexpected changes in the business and legal environments in the countries in which we operate. Compliance with and changes in laws, regulations, and other legal and business issues could impact our ability to manage our costs and to meet our earnings goals. Compliance related matters could also limit our ability to do business in certain countries. Changes that could have a significant cost to us include new legislation, new regulations, or a differing interpretation of existing laws and regulations, changes in tax law or tax rates, the unfavorable resolution of tax assessments or audits by various taxing authorities, the expansion of currency exchange controls, export controls or additional restrictions on doing business in countries subject to sanctions in which we operate or intend to operate.

Risks Relating to Our Common Stock

The market price of our shares may fluctuate widely.

The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

- our competitors' significant acquisitions or dispositions;

- the failure of our operating results to meet the estimates of securities analysts or the expectations of our stockholders;

- changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

- the operating and stock price performance of other comparable companies;

- overall market fluctuations and general economic conditions; and

- the other factors described in these "Risk Factors" and elsewhere in this Form 10-K.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.

Your percentage ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we expect will be granted to our directors, officers and employees.

We cannot assure you that we will pay dividends on our common stock.

We do not currently pay dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The payment of future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, our financial condition, results of operations, capital requirements and development expenditures, future business prospects and any restrictions imposed by future debt instruments.

Certain provisions in our corporate documents and Delaware law may prevent or delay an acquisition of our company, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

- providing our Board of Directors with the right to issue preferred stock without stockholder approval;

- prohibiting stockholders from taking action by written consent;

- restricting the ability of our stockholders to call a special meeting;

- providing that the number of directors will be filled by the Board of Directors and vacancies on the Board of Directors, including those resulting from an enlargement of the Board of Directors, will be filled by the Board of Directors;

- requiring cause and an affirmative vote of at least 80 percent of the voting power of the then-outstanding voting stock to remove directors;

- requiring the affirmative vote of at least 80 percent of the voting power of the then-outstanding voting stock to amend certain provisions of our certificate of incorporation and bylaws; and

- establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for stockholder proposals.

In addition, we are subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of our company and our stockholders.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cyber Risk Management

The Company recognizes the increasing significance of cybersecurity threats in today's digital landscape and has implemented a cyber risk management program to identify, assess, manage, mitigate and respond to cybersecurity threats. This program is integrated within the Company's enterprise risk management program. Our approach is designed to safeguard sensitive information, protect critical assets and maintain the integrity of our operations.

Our cyber risk management program includes:

- Regular assessments of cyber risks, taking into account the evolving threat landscape, technological advancements and changes in our business operations.

- Proactive identification and mitigation of vulnerabilities in our information systems through regular scanning, testing and patch management.

- Implementing and continuously monitoring security controls, including firewalls, intrusion detection systems, encryption and access controls, to safeguard against unauthorized access and data breaches. Our controls are based on the latest Center of Internet Security (CIS) Critical Security Controls best practices for cybersecurity and the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF).

- Regular testing of our Cyber Incident Response Plan through tabletop exercises to ensure a swift, coordinated and effective response in the event of cyber incidents to minimize impact on operations.

Cybersecurity Strategy

Our cybersecurity strategy is aligned with our overall business objectives and includes the following key elements:

- Implementation of multiple layers of security controls, including firewalls, intrusion detection and prevention systems, endpoint protection and encryption, to safeguard our information assets.

- Ongoing education programs for employees to enhance their awareness of cyber risks and promote a culture of cybersecurity throughout the organization.

Governance

Our governance structure is designed to ensure effective oversight and management of cybersecurity risks:

- The Board of Directors is actively engaged in overseeing cybersecurity matters, receiving regular briefings and ensuring alignment between cybersecurity strategy and overall business strategy.

- A dedicated committee oversees cybersecurity governance, assessing policies, practices and risk mitigation strategies and ensuring alignment with industry best practices.

- Our executive leadership team actively participates in the development and execution of cybersecurity strategy, reinforcing the importance of cybersecurity at the highest levels of the organization.

Regulatory Compliance

We remain committed to complying with all relevant cybersecurity regulations and standards applicable to our industry. Our governance structure is designed to adapt to evolving regulatory requirements and industry best practices.

While we believe our current measures are robust, we recognize the dynamic nature of cyber threats and continually refine our approach to remain vigilant and responsive.

This disclosure provides stakeholders with a comprehensive overview of the organization's cyber risk management, strategy and governance practices, demonstrating a commitment towards proactive cybersecurity measures and compliance.

No unauthorized access to customer, vendor, supplier, joint venture, employee or our data occurred as a result of cybersecurity incidents against us that has had a material adverse effect on our business, operations, or consolidated financial condition. See additional information about our cybersecurity risks under Risks Relating to Our Business in Item1(a) Risk Factors.

ITEM 2.   PROPERTIES

As of December 31, 2023, our three reporting segments, the United States, Canada and International, had approximately 105 locations, 40 locations and 20 locations, respectively. International countries include: Australia, Azerbaijan, Brazil, Colombia, Egypt, England, India, Indonesia, Kazakhstan, Kuwait, Netherlands, Norway, Oman, Scotland, Singapore and UAE. Our properties are comprised of offices, distribution centers and branches, approximately 85% of which are leased. One owned facility is pledged as collateral under our senior secured revolving credit facility discussed in Note 11 "Debt" of the Notes to Consolidated Financial Statements (Part IV, Item 15 of this Form 10-K); none of the other owned facilities are subject to mortgages.

ITEM 3.   LEGAL PROCEEDINGS

We have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. See Note 14 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Part IV, Item 15 of this Form 10-K) for additional information.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Quarterly Common Stock Prices and Cash Dividends Per Share

DNOW Inc. common stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "DNOW".

Our Board of Directors has not declared any dividends during 2021, 2022 or 2023 and currently has no intention to declare dividends.

As of January 31, 2024, there were 1,732 holders of record of our common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of record (excluding individual participants in securities positions listing) so the actual number of stockholders is unknown but likely significantly higher.

The information relating to our equity compensation plans required by Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" is incorporated by reference to such information as set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained herein.

The following table presents a summary of share repurchases made during the three months ended December 31, 2023:

Period	Total number of shares purchased	Average price paid per share [1]	Total number of shares purchased as part of publicly announced program [2]	Approximate dollar value of shares that may yet be purchased under the program [1][2] (in millions)
October 1 - 31, 2023	—	$ —	—	$ 24
November 1 - 30, 2023	61,254	$ 10.27	61,254	$ 24
December 1 - 31, 2023	30,268	$ 10.66	30,268	$ 23
Total	**91,522**	**$ 10.40**	**91,522**	

[1]   Excludes 1% excise tax on share repurchases.

[2]   On August 3, 2022, the Company's Board of Directors approved a share repurchase program, under which the Company is authorized to purchase up to $80 million of its outstanding common stock through December 31, 2024.

Performance Graph

The graph below compares the cumulative five year total return provided shareholders on DNOW Inc.'s common stock relative to the cumulative total returns of the S&P Midcap 400 index and the PHLX Oil Service Sector index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on December 31, 2018 and its relative performance is tracked through December 31, 2023.



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/18	12/19	12/20	12/21	12/22	12/23
DNOW Inc.	$ 100	$ 97	$ 62	$ 73	$ 109	$ 97
S&P Midcap 400	$ 100	$ 126	$ 143	$ 179	$ 156	$ 181
PHLX Oil Service Sector	$ 100	$ 99	$ 58	$ 70	$ 112	$ 114

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

This information shall not be deemed to be ''soliciting material'' or to be ''filed'' with the Commission or subject to Regulation 14A (17 CFR 240.14a-1-240.14a-104), other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r).

ITEM 6.   RESERVED

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Basis of Presentation

The accompanying consolidated financial information include the accounts of the Company and its consolidated subsidiaries. All significant intercompany transactions and accounts have been eliminated. Variable interest entities for which the Company is the primary beneficiary are fully consolidated with the equity held by the outside stockholders and their portion of net income (loss) reflected as noncontrolling interest in the accompanying consolidated financial statements.

General Overview

We are a global distributor to the oil and gas and industrial markets with a legacy of over 160 years. We operate primarily under the DNOW brand along with several affiliated brands operating in local or regional markets that are tied to prior acquisitions. Through our network of approximately 165 locations and approximately 2,475 employees worldwide, we stock and sell a comprehensive offering of energy products as well as a selection of products for industrial applications. Our product and service offerings are consumed throughout all sectors of the energy industry – from upstream drilling and completion, E&P, midstream transmission, gas and crude oil processing infrastructure development to downstream petroleum refining and petrochemicals – as well as in other industries, such as chemical processing, mining, water/wastewater, food and beverage, gas utilities and the evolution of energy transition markets inclusive of greenhouse gas reduction and emissions capture and storage, renewable fuels such as biofuels, RNG, wind, solar, production of hydrogen as a fuel to power equipment and select industrial markets. The industrial distribution end markets include engineering and construction firms that perform capital and maintenance projects for their end-user clients. We also provide supply chain and materials management solutions to the same markets where we sell products.

Our global product offering includes consumable MRO supplies, pipe, manual and automated valves, fittings, flanges, gaskets, fasteners, electrical, instrumentation, artificial lift, pumping solutions, and modular process, production, measurement and control equipment. We also offer sourcing, procurement, warehouse and inventory management solutions as part of our supply chain and materials management offering. We have developed expertise in providing application systems, work processes, parts integration, optimization solutions and after-sales support that provide more efficient and productive solutions for our customers.

Our solutions include outsourcing portions or entire functions of our customers' procurement, warehouse and inventory management, logistics, point of issue technology, project management, business process and performance metrics reporting. These solutions allow us to leverage the infrastructure of our SAP™ ERP system and other technologies to streamline our customers' purchasing process, from requisition to procurement to payment, by digitally managing workflow, improving approval routing and providing robust reporting functionality.

We support land and offshore operations for the major oil and gas producing regions around the world through our network of locations. Our key markets, beyond North America, include South America, Europe, the Middle East, Asia Pacific, Central Asia and West and North Africa. Products sold through our locations support greenfield expansion upstream capital projects, midstream infrastructure and transmission and MRO consumables used in day-to-day production. We provide downstream energy and industrial products for petroleum refining, chemical processing, LNG terminals, power generation utilities and customer on-site locations.

Our supplier network consists of thousands of vendors in approximately 40 countries. From our operations in 18 countries, we sell to customers operating in approximately 80 countries. The supplies and equipment stocked by each of our branches are customized to meet varied and changing local customer demands. The breadth and scale of our offering enhances our value proposition to our customers, suppliers and shareholders.

We employ advanced information technologies, including a common ERP platform across most of our business, to provide complete procurement, warehouse and inventory management and logistics coordination to our customers around the globe. Having a common ERP platform allows immediate visibility into our inventory assets, operations and financials worldwide, enhancing decision making and efficiency.

Our revenue and operating results are related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See Item 1A. "Risk Factors." We conduct our operations through three business segments: U.S., Canada and International. See Item 1. "Business—Summary of Reportable Segments" for a discussion of each of these business segments.

Unless indicated otherwise, results of operations data are presented in accordance with accounting principles generally accepted in the United States ("GAAP"). In an effort to provide investors with additional information regarding our results as determined by GAAP, we may disclose non-GAAP financial measures. The primary non-GAAP financial measure we focus on is earnings before interest, taxes, depreciation and amortization, excluding other costs ("EBITDA excluding other costs"). This financial measure excludes the impact of certain amounts and is not calculated in accordance with GAAP. See "Non-GAAP Financial Measures and Reconciliations" in Results of Operations for an explanation of our use of non-GAAP financial measures and reconciliations to the corresponding measures calculated in accordance with GAAP.

Operating Environment Overview

Our results are dependent on, among other factors, the level of worldwide oil and gas drilling and completions, well remediation activity, crude oil and natural gas prices, capital spending by oilfield service companies and drilling contractors, and the worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2023*	2022*	% 2023 v 2022	2021*	% 2023 v 2021
Active Drilling Rigs:					
U.S.	689	721	(4.4%)	475	45.1%
Canada	177	176	0.6%	131	35.1%
International	948	851	11.4%	755	25.6%
Worldwide	1,814	1,748	3.8%	1,361	33.3%
West Texas Intermediate Crude Prices (per barrel)	$ 77.64	$ 94.79	(18.1%)	$ 67.99	14.2%
Natural Gas Prices ($/MMBtu)	$ 2.54	$ 6.42	(60.4%)	$ 3.91	(35.0%)
Hot-Rolled Coil Prices (steel) ($/short ton)	$ 887.47	$ 1,097.24	(19.1%)	$ 1,561.23	(43.2%)
U.S. Wells Completed	12,224	11,350	7.7%	9,720	25.8%

* Averages for the years indicated, except for U.S. Wells Completed. See sources on following page.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate ("WTI") oil prices for the past nine quarters ended December 31, 2023:



Industry Trends
Rig Counts and Oil Prices

	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
U.S.	559	633	716	761	775	761	722	651	622
Canada	161	198	114	199	190	223	115	188	183
International	817	823	816	857	907	915	960	951	965
Worldwide	1,537	1,654	1,646	1,817	1,872	1,899	1,797	1,790	1,770
WTI	$77.45	$94.45	$108.72	$93.18	$82.79	$76.08	$73.76	$82.30	$78.41

Sources: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude and Natural Gas Prices: Department of Energy, Energy Information Administration (www.eia.doe.gov); Hot-Rolled Coil Prices: SteelBenchmarker™ Hot Roll Coil USA (www.steelbenchmarker.com); U.S. Wells Completed: Department of Energy, Energy Information Administration (www.eia.doe.gov) (As revised).

The worldwide average rig count increased 3.8% (from 1,748 rigs to 1,814 rigs) and the U.S. declined 4.4% (from 721 rigs to 689 rigs) in 2023 compared to 2022. The average price of WTI crude declined 18.1% (from $94.79 per barrel to $77.64 per barrel), and natural gas prices declined 60.4% (from $6.42 per MMBtu to $2.54 per MMBtu) in 2023 compared to 2022. The average price of Hot-Rolled Coil declined 19.1% (from $1,097.24 per short ton to $887.47 per short ton) in 2023 compared to 2022.

U.S. rig count at January 19, 2024 was 620 rigs, down 69 rigs from the 2023 average. The price for WTI crude was $73.69 per barrel at January 19, 2024, down 5.1% from the 2023 average. The price for natural gas was $2.70 per MMBtu at January 19, 2024, up 6.3% from the 2023 average. The price for Hot-Rolled Coil was $1,036.00 per short ton at January 22, 2024, up 16.7% from the 2023 average. As released on February 12, 2024, U.S. Wells Completed for January 2024 was 863, down 15.3% on an annualized basis compared to 2023.

Executive Summary

For the year ended December 31, 2023, the Company generated net income of $247 million, or $2.24 per fully diluted share on $2,321 million in revenue. Net income increased for the year ended December 31, 2023, by $119 million when compared to the corresponding period of 2022. Revenue increased for the year ended December 31, 2023, by $185 million, or 8.7%, when compared to the corresponding period of 2022. For the year ended December 31, 2023, operating profit was $140 million compared to operating profit of $131 million for the corresponding period of 2022.

Outlook

Our outlook for the Company remains tied to crude oil and natural gas commodity prices, global oil and gas drilling and completions activity, oil and gas spending, and global demand for oil, its refined petroleum products, crude oil, natural gas liquids and natural gas production and decline rates. Crude oil and natural gas prices as well as crude oil and natural gas storage levels are primary catalysts for determining customer activity and we expect global oil and gas demand to grow over the next several years. In recent years, oil prices have remained volatile due to various factors such as the impact of the COVID-19 pandemic, oil supply constraints, geopolitical instability, U.S. regional bank instability and concerns of a global recession. Economic uncertainty continues to drive commodity price volatility globally. Despite lower North American rig count resulting from enhancements in technology leading to increased rig efficiencies, we maintain a constructive outlook for our market. Amid these dynamics, we will continue to support our customers, optimize our operations, advance our strategic goals and manage the Company based on market conditions.

We see the evolution in energy transition investments to reduce atmospheric carbon, source carbon capture, storage and new energy streams as an opportunity for DNOW to supply many of the current products and services we provide, as well as an opportunity to partner and source from new suppliers to expand our offering and to meet our customers' needs for their energy evolution investments. A number of our larger customers are leading the investments in energy evolution projects where we expect to continue to support them while expanding our product and solution offerings to meet their changing requirements. We are also targeting new customers that are not traditional oil and gas customers, but are those that will play a part in the future as our customers discover and invest in new sources of energy.

Results of Operations

Consolidated Results

Years Ended December 31, 2023 and December 31, 2022

The results of operations are presented before consideration of the noncontrolling interest. A summary of the Company's revenue and operating profit (loss) by segment in 2023 and 2022 follows (*in millions*):

	Year Ended December 31,				Variance	
	2023		2022		$	
Revenue:						
United States	$	1,749	$	1,591	$	158
Canada		282		315		(33)
International		290		230		60
Total revenue	$	2,321	$	2,136	$	185
Operating profit (loss):						
United States	$	104	$	103	$	1
Canada		21		30		(9)
International		15		(2)		17
Total operating profit (loss)	$	140	$	131	$	9

United States

Revenue was $1,749 million for the year ended December 31, 2023, an increase of $158 million or 9.9% compared to the year ended December 31, 2022. The increase in the period was driven by an increase in project related activity and incremental revenue from acquisitions completed in 2022 and 2023.

Operating profit was $104 million for the year ended December 31, 2023, an improvement of $1 million compared to operating profit of $103 million for the year ended December 31, 2022. Operating profit improved in 2023 primarily due to the increase in revenue discussed above, partially offset by higher employee-related expenses supporting the revenue growth.

Canada

Revenue was $282 million for the year ended December 31, 2023, a decline of $33 million or 10.5% compared to the year ended December 31, 2022. The decrease was due to lower project related activity as well as an unfavorable foreign exchange rate impact.

Our Canadian revenue was approximately 12% of total revenue in 2023, compared to 15% in 2022. We are subject to fluctuations in foreign currency exchange rates relative to the U.S. dollar. Our Canadian revenue is favorably impacted as the U.S. dollar weakens relative to the Canadian dollar, and unfavorably impacted as the U.S. dollar strengthens relative to the Canadian dollar. Our Canadian segment revenue was unfavorably impacted by approximately $11 million due to changes in foreign currency exchange rates over the prior year.

Operating profit was $21 million for the year ended December 31, 2023, a decline of $9 million compared to operating profit of $30 million for the year ended December 31, 2022. Operating profit decreased primarily due to the decline in revenue discussed above.

International

Revenue was $290 million for the year ended December 31, 2023, an increase of $60 million or 26.1% compared to the year ended December 31, 2022. The increase was driven by stronger project activity and increase in international rig count.

Our international revenue was approximately 12% of total revenue in 2023, compared to 11% in 2022. We are subject to fluctuations in foreign currency exchange rates relative to the U.S. dollar. Our international revenue is favorably impacted as the U.S. dollar weakens relative to other foreign currencies, and unfavorably impacted as the U.S dollar strengthens relative to other foreign currencies. Our international segment revenue was unfavorably impacted by approximately $2 million due to changes in foreign currency exchange rates over the prior year.

Operating profit was $15 million for the year ended December 31, 2023, an improvement of $17 million compared to operating loss of $2 million for the year ended December 31, 2022. For the year ended December 31, 2023, operating profit increased primarily due to the increase in revenue discussed above and as a result of $10 million of impairment and other charges recognized in the second quarter of 2022 that did not repeat.

Cost of products

Cost of products was $1,786 million for the year ended December 31, 2023 compared to $1,630 million for the year ended December 31, 2022, an increase of $156 million. The increase was primarily due to the increase in revenue in the period. Cost of products includes the cost of inventory sold and related items, such as vendor consideration, inventory allowances, amortization of intangibles and inbound and outbound freight.

Warehousing, selling and administrative expenses

Warehousing, selling and administrative expenses were $395 million for the year ended December 31, 2023 compared to $365 million for the year ended December 31, 2022, an increase of $30 million. The increase was primarily driven by an increase in employee-related expenses supporting the revenue growth. Warehousing, selling and administrative expenses include branch location, distribution center and regional expenses (including costs such as compensation, benefits and rent) as well as depreciation and corporate general selling and administrative expenses.

Impairment and other charges

Impairment and other charges were nil for the year ended December 31, 2023 compared to $10 million for the year ended December 31, 2022. For the year ended December 31, 2022, the Company recognized approximately $10 million of foreign currency translation losses as a result of substantially completing the liquidation of certain foreign subsidiaries in the International segment.

Other income (expense)

Other expense was $2 million for the year ended December 31, 2023 compared to other income of $8 million for the year ended December 31, 2022. For the year ended December 31, 2022, other income of approximately $13 million was primarily related to not achieving any earn-out thresholds prior to the expiration of the earn-out period from a 2021 acquisition, partially offset by unfavorable foreign exchange rate impacts.

Provision (benefit) for income taxes

The effective tax rate for the years ended December 31, 2023, and December 31, 2022 was (79.7%) and 7.2%, respectively. In general, the effective tax rate differs from the U.S. statutory rate due to recurring items, such as differing tax rates on income earned in foreign jurisdictions, nondeductible expenses and state income taxes. For the year ended December 31, 2023, the effective tax rate benefit was primarily driven by a $148 million deferred tax benefit from the release of the valuation allowance against certain U.S. and non-U.S. deferred tax assets and the recognition of tax expense from earnings in Canada and the United Kingdom. For the year ended December 31, 2022, the effective tax rate was primarily driven by the recognition of tax expense from earnings in Canada offset by current year realization of deferred tax assets and corresponding release of valuation allowance in the U.S., as well as impairment charges incurred as a result of substantially completing the liquidation of certain foreign subsidiaries with no associated tax benefit.

Consolidated Results

Years Ended December 31, 2022 and December 31, 2021

For discussion related to the results of operations and changes in financial condition for the year ended December 31, 2022 compared to the year ended December 31, 2021 refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2022 Form 10-K, which was filed with the United States Securities and Exchange Commission on February 16, 2023.

Non-GAAP Financial Measures and Reconciliations

In an effort to provide investors with additional information regarding our results of operations as determined by GAAP, we disclose non-GAAP financial measures. The primary non-GAAP financial measure we disclose is earnings before interest, taxes, depreciation and amortization, excluding other costs ("EBITDA excluding other costs"). This financial measure excludes the impact of certain amounts and is not calculated in accordance with GAAP. A reconciliation of this non-GAAP financial measure, to its most comparable GAAP financial measure, is included below.

We use EBITDA excluding other costs internally to evaluate and manage the Company's operations because we believe it provides useful supplemental information regarding the Company's ongoing operating performance. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of operating results.

The following table sets forth the reconciliations of EBITDA excluding other costs to the most comparable GAAP financial measures (*in millions*):

	Year Ended December 31,		
	2023	**2022**	**2021**
GAAP net income attributable to DNOW Inc. [1]	$ 247	$ 128	$ 5
Net income attributable to noncontrolling interest	1	1	—
Interest expense (income), net	(4)	(1)	—
Income tax provision (benefit)	(110)	10	7
Depreciation and amortization	26	19	23
Other costs:			
Stock-based compensation	15	11	8
Other [2]	9	7	2
EBITDA excluding other costs	$ 184	$ 175	$ 45
EBITDA % excluding other costs [3]	7.9%	8.2%	2.8%

[1] We believe that net income (loss) attributable to DNOW Inc. is the financial measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA excluding other costs. EBITDA excluding other costs measures the Company's operating performance without regard to certain expenses. EBITDA excluding other costs is not a presentation made in accordance with GAAP and the Company's computation of EBITDA excluding other costs may vary from others in the industry. EBITDA excluding other costs has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP.

[2] Other includes certain income and expenses not included in stock-based compensation.

For the year ended December 31, 2023, Other of $9 million included approximately $5 million (included in warehousing, selling and administrative) related to legal fees for litigation matters that were not ordinary or routine to the operations of the business where the Company is seeking damages and approximately $3 million (included in warehousing, selling and administrative) related to separation and transaction-related charges; as well as approximately $1 million (included in other income and expense) related to settlements of the plan assets and benefit obligations of the Company's defined benefit pension plans.

For the year ended December 31, 2022, Other included approximately $10 million (included in impairment and other charges) related to the reclassification of accumulated foreign currency translation losses due to the substantial liquidation of certain foreign subsidiaries; as well as, approximately $10 million (included in warehousing, selling and administrative), of which approximately $5 million related to legal fees for litigation matters that were not ordinary or routine to the operations of the business where the Company is seeking damages and approximately $5 million related to separation and transaction-related charges; partially offset by a benefit of approximately $13 million (included in other income) related to the decrease of contingent consideration liability.

For the year ended December 31, 2021, Other primarily included $7 million of impairment and other charges and $5 million in separation and transaction-related expenses (included in operating profit), partially offset by a benefit of $10 million (included in other income) related to the decrease in the fair value of contingent consideration liabilities.

[3] EBITDA % excluding other costs is defined as EBITDA excluding other costs divided by Revenue.

Liquidity and Capital Resources

We assess liquidity in terms of our ability to generate cash to fund operating, investing and financing activities. We expect resources to be available to reinvest in existing businesses, strategic acquisitions and capital expenditures to meet short and long-term objectives. We believe that cash on hand, cash generated from expected results of operations and amounts available under our revolving credit facility will be sufficient to fund operations, anticipated working capital needs and other cash requirements, including capital expenditures and our share repurchase program.

At December 31, 2023 and 2022, we had cash and cash equivalents of $299 million and $212 million, respectively. As of December 31, 2023, $81 million of our cash and cash equivalents were maintained in the accounts of our various foreign subsidiaries. For the year ended December 31, 2023, we repatriated $24 million from our foreign subsidiaries. The Company makes a determination each period concerning its intent and ability to indefinitely reinvest the cash held by its foreign subsidiaries. The Company has not recorded deferred income taxes on undistributed foreign earnings that it considers to be indefinitely reinvested. The Company makes a determination each period whether to indefinitely reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liabilities offset by any available foreign tax credits may result.

We maintain a $500 million five-year senior secured revolving credit facility that will mature on December 14, 2026. Availability under the revolving credit facility is determined by a borrowing base comprised of eligible receivables, eligible inventory and certain cash deposits in the U.S. and Canada. As of December 31, 2023, we had no borrowings against our revolving credit facility and had approximately $493 million in availability (as defined in the Credit Agreement) resulting in the excess availability (as defined in the Credit Agreement) of 99%, subject to certain restrictions. Availability excluding certain cash deposits was approximately $327 million. Borrowings that result in the excess availability dropping below the greater of 10% of the borrowing base or $40 million are conditioned upon compliance with or waiver of a minimum fixed charge ratio (as defined in the Credit Agreement). The credit facility contains usual and customary affirmative and negative covenants for credit facilities of this type including financial covenants. As of December 31, 2023, we were in compliance with all covenants. We continuously monitor compliance with debt covenants. A default, if not waived or amended, would prevent us from taking certain actions, such as incurring additional debt.

See Note 13 "Leases" of the Notes to Consolidated Financial Statements (Part IV, Item 15 of this Form 10-K) for additional information on our obligations and timing of expected future lease payments.

We are often party to certain transactions that require off-balance sheet arrangements such as standby letters of credit and performance bonds and guarantees that are not reflected in our consolidated balance sheets. These arrangements are made in our normal course of business and they are not reasonably likely to have a current or future material adverse effect on our financial condition, results of operations, liquidity or cash flows.

The following table summarizes our net cash flows provided by (used in) operating activities, investing activities and financing activities for the periods presented (*in millions*):

	Year Ended December 31,		
	2023	2022	2021
Net cash provided by (used in) operating activities	$ 188	$ —	$ 30
Net cash provided by (used in) investing activities	(48)	(87)	(96)
Net cash provided by (used in) financing activities	(55)	(10)	(6)

Fiscal Year 2023 Compared to Fiscal Year 2022

Net cash provided by operating activities was $188 million in 2023 compared to nil in 2022. Cash provided was primarily driven by $248 million of net income, less $51 million of reconciling adjustments, primarily depreciation and amortization, stock-based compensation and deferred income taxes. Operating cash flow activities increased in 2023 primarily driven by approximately $170 million working capital improvement attributable largely to improved receivable collections and lower levels in inventory compared to 2022.

Net cash used in investing activities was $48 million in 2023 compared to $87 million in 2022. Cash used primarily related to business acquisitions of $32 million in 2023 compared to $80 million in 2022. Additionally, the Company used $17 million to purchase property, plant and equipment in 2023 compared to $9 million in 2022.

Net cash used in financing activities was $55 million in 2023 compared to $10 million in 2022. Cash used primarily related to the Company's payment of approximately $50 million for share repurchases compared to $7 million in 2022.

Effect of the Change in Exchange Rates

The effect of the change in exchange rates on cash flows was an increase of $2 million and a decrease of $4 million for the years ended December 31, 2023 and 2022, respectively.

Capital Spending

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We continue to expect to fund future cash acquisitions primarily with cash on hand, cash flow from operations and the usage of the available portion of the revolving credit facility. We expect capital expenditures for fiscal year 2024 to be approximately $20 million, primarily related to purchases of property, plant and equipment. We will continue to maintain capital discipline and monitor market dynamics, and we may adjust our capital expenditures accordingly.

Share Repurchase Program

On August 3, 2022, the Company's Board of Directors approved a share repurchase program, under which the Company is authorized to purchase up to $80 million of its outstanding common stock through December 31, 2024. We expect to fund share repurchases primarily with cash on hand, cash flow from operations and the usage of the available portion of the revolving credit facility. The timing and amount of any repurchases will be made at our discretion, taking into account a number of factors, including market conditions. For the year ended December 31, 2023, we repurchased 4,547,694 shares of our common stock for a total of $50 million. All shares repurchased shall be retired pursuant to the terms of the share repurchase program. As of December 31, 2023, we had approximately $23 million remaining under the program's authorization.

Critical Accounting Policies and Estimates

In preparing the financial statements, the Company makes assumptions, estimates and judgments that affect the amounts reported. The Company periodically evaluates its estimates and judgments that are most critical in nature, which are related to allowance for doubtful accounts, inventory reserves, purchase price allocation of acquisitions and income taxes. Its estimates are based on historical experience and on its future expectations that the Company believes are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Allowance for Doubtful Accounts

Accounts receivable consist of balances due from customers and are reported net of the allowance for credit losses, which represents their estimated net realizable value. These receivables are generally trade receivables due in one year or less or expected to be billed and collected in one year or less. The Company measures the allowance for credit losses on trade receivables based on an evaluation of accounts receivable aging, and where applicable, specific reserves on an individual customer basis. The estimated allowance for doubtful accounts ("AFDA") reflects the Company's immediate recognition of current expected credit losses by incorporating the historical loss experience, as well as current and future market conditions that are reasonably available. Judgments in the estimate of AFDA include global economic and business conditions, oil and gas industry and market conditions, customers' financial conditions and account receivables past due. Results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. At December 31, 2023 and 2022, allowance for doubtful accounts totaled $26 million and $25 million, or 6.3% and 5.9% of gross accounts receivable, respectively.

Inventory Reserves

Inventories consist primarily of oilfield and industrial finished goods and work in process. Work in process primarily consists of inventory and labor related to customer specific engineered equipment. Finished goods are stated at the lower of cost or net realizable value and using average cost methods. Allowances for excess and obsolete inventories are determined based on the Company's historical usage of inventory on hand as well as its future expectations. The Company's estimated carrying value of inventory therefore depends upon demand driven by oil and gas spending activity, which depends in turn upon oil, gas and steel prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas and the potential obsolescence of various inventory items the Company stocks, among other factors. At December 31, 2023 and 2022, inventory reserves totaled $21 million and $20 million, or 5.4% and 5.0% of gross inventory, respectively. Changes in our estimates can be material under different market conditions.

Purchase Price Allocation of Acquisitions

The Company allocates the fair value of the purchase price consideration of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of the acquired assets and liabilities, if any, is recorded as goodwill. The Company uses all available information to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques such as discounted cash flows. The Company engages third-party valuation advisors to assist in fair value determination of inventories, identifiable intangible assets and any other significant assets or liabilities when appropriate. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, could materially impact the Company's results of operations.

Income Taxes

The Company is a U.S. registered company and is subject to income taxes in the U.S. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes are based upon the tax laws and rates of the countries in which the Company operates and earns income.

The Company's annual tax provision is based on taxable income, statutory rates, and the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

The Company determined the provision for income taxes under the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. The Company recognizes deferred tax assets to the extent that the Company believes these assets are more-likely-than-not to be realized, recording a valuation allowance against the gross carrying value of the deferred tax assets to reduce the net recorded amount to the expected realizable amount. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. In evaluating the Company's ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal and foreign pre-tax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses.

From December 31, 2015, through the third quarter of 2023, the Company maintained a valuation allowance on the majority of its deferred tax assets, due to substantial negative evidence against the realizability of its deferred tax assets, including remaining in a three-year cumulative loss position throughout those years despite individually profitable years, most recently in 2021 and 2022. As a result of establishing a trend of positive earnings, realization of deferred tax assets, projections of future taxable income in the U.S., Canada, and other foreign jurisdictions, and the absence of objective negative evidence such as a three-year cumulative loss as of December 31,2023, the Company determined it had sufficient positive evidence to release a majority of the valuation allowance which resulted in a non-cash deferred tax benefit of $126 million in the fourth quarter of 2023. The total change in the valuation allowance during the year ended December 31, 2023, was $142 million in the U.S., $3 million in Canada and $3 million in other foreign jurisdictions. The Company continues to recognize a valuation allowance on certain identified deferred tax assets in the U.S. and non-U.S. jurisdictions where management believes that it is not more-likely-than-not that the Company would be able to realize the benefits of those specific deferred tax assets. In the U.S., a valuation allowance of approximately $17 million was maintained against the deferred tax assets for U.S. federal foreign tax credit carryovers with a limited carryforward period and U.S. federal capital loss carryovers that may only be utilized in the event of future capital gains. In Canada and other foreign jurisdictions, a valuation allowance of approximately $8 million was maintained against deferred tax assets that the Company continues to believe are not more-likely-than-not to be realized. The Company will continue to monitor the need for a valuation allowance against its deferred tax assets and record adjustments as appropriate in future periods. See Note 10 "Income Taxes" of the Notes to Consolidated Financial Statements (Part IV, Item 15 of this Form 10-K) for additional information.

The Company records unrecognized tax benefits as liabilities in accordance with ASC 740 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available in jurisdictions of operation. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest.

The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

As of December 31, 2023, the Company has an immaterial amount of undistributed foreign earnings that may be subject to taxation upon a future distribution. The Company has not recorded deferred income taxes on undistributed foreign earnings that it considers to be indefinitely reinvested. The Company makes a determination each period whether to indefinitely reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liabilities may result, offset by any available foreign tax credits.

Recently Issued Accounting Standards

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280), which requires enhanced segment disclosures primarily focusing on significant segment expense disclosures for both interim and annual periods. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires modified retrospective transition method. The Company will not early adopt, and is currently assessing the impact of ASU 2023-07 in its consolidated financial statements and its disclosures. The Company does not expect the adoption of this standard to have material impact in its consolidated statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which requires the public companies to expand the income tax disclosures. The ASU requires entities to disclose more detailed information in their effective tax rate reconciliation and their cash taxes paid both in the U.S. and foreign jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued. The Company will not early adopt, and is currently assessing the impact of ASU 2023-09 in its consolidated financial statements and in its disclosures.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments and arise from changes in interest rates and foreign currency exchange rates. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. We do not currently have any material outstanding derivative instruments. See Note 15 "Derivative Financial Instruments" of the Notes to Consolidated Financial Statements (Part IV, Item 15 of this Form 10-K) for additional information.

A discussion of our primary market risk exposure in financial instruments is presented below.

Foreign Currency Exchange Rate Risk

We have operations in foreign countries and transact business globally in multiple currencies. Our net assets as well as our revenues and costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. Because we operate globally and approximately one-fourth of our 2023 net sales were outside the U.S., foreign currency exchange rates can impact our financial position, results of operations and competitive position. We are a net receiver of foreign currencies, and therefore, benefit from a weakening of the U.S. dollar and are adversely affected by a strengthening of the U.S. dollar relative to the foreign currency. As of December 31, 2023, our most significant foreign currency exposure was to the Canadian dollar, followed by the British pound and the Australian dollar.

The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while revenue, costs and expenses are translated at average monthly exchange rates. Translation gains and losses are components of other comprehensive income (loss) as reported in the consolidated statements of comprehensive income (loss). Upon closure of a foreign subsidiary, the accumulated foreign currency translation gains and losses relating to the foreign subsidiary are reclassified into earnings, reflected in impairment and other charges in the consolidated statements of operations. During 2023, we reported a net foreign currency translation gain of $5 million, which was included in other comprehensive income.

Foreign currency exchange rate fluctuations generally do not materially affect our earnings since the functional currency is typically the local currency; however, our operations also have net assets not denominated in their functional currency, which exposes us to changes in foreign currency exchange rates that impact our net income as foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the consolidated statements of operations as a component of other income (expense). For the years ended December 31, 2023, 2022 and 2021, we reported a net foreign currency transaction loss of $1 million, loss of $2 million and loss of $1 million, respectively. Gains and losses are primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency and fair value adjustments to economically hedged positions as a result of changes in foreign currency exchange rates.

Some of our revenues for our foreign operations are denominated in U.S. dollars, and therefore, changes in foreign currency exchange rates impact earnings to the extent that costs associated with those U.S. dollar revenues are denominated in the local currency. Similarly, some of our revenues for our foreign operations are denominated in foreign currencies, but have associated U.S. dollar costs, which also give rise to foreign currency exchange rate exposure. In order to mitigate those risks, we may utilize foreign currency forward contracts to better match the currency of the revenues and the associated costs. Although we may utilize foreign currency forward contracts to economically hedge certain foreign currency denominated balances or transactions, we do not currently hedge the net investments in our foreign operations. The counterparties to our forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored by us on a continuing basis. In the event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency rate differential.

The average foreign exchange rate for 2023 compared to the average for 2022 decreased by approximately 3% compared to the U.S. dollar based on the aggregated weighted average revenue of our foreign-currency denominated foreign operations. The Canadian dollar and Australian dollar decreased in relation to the U.S. dollar by approximately 4% and 4%, respectively.

We utilized a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% change from the levels experienced during 2023 of the U.S. dollar relative to foreign currencies that affected the Company would have resulted in $3 million change in net income for 2023.

Commodity Steel Pricing

Our business is sensitive to steel prices, which can impact our product pricing, with steel tubular prices generally having the highest degree of sensitivity. While we cannot predict steel prices, we mitigate this risk by managing our inventory levels, including maintaining sufficient quantity on hand to meet demand, while limiting the risk of overstocking.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15. "Exhibits, Financial Statement Schedules."

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934, as amended (the Exchange Act of 1934), is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2023, with the participation of management, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer carried out an evaluation, pursuant to Rule 13a-15(b) of the Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934). Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were operating effectively as of December 31, 2023.

Management's Annual Report on Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, management is required to provide the following report on our internal control over financial reporting:

- Management is responsible for establishing and maintaining adequate internal control over financial reporting.

- Management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework ("COSO 2013 framework"). Management has selected the COSO 2013 framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of our internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

- Based on management's evaluation under this framework, management has concluded that our internal controls over financial reporting were effective as of December 31, 2023. There are no material weaknesses in our internal control over financial reporting that have been identified by management.

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in the quarterly period ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer have provided certain certifications to the Securities and Exchange Commission. These certifications are included herein as Exhibits 31.1 and 31.2.

The report from Ernst & Young LLP on its audit of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 is included in this annual report and is incorporated herein by reference.

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements and Policies

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans.

The following table sets forth information as of our fiscal year ended December 31, 2023, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans [2]
Equity compensation plans approved by security holders	3,155,765	$ 13.36	5,283,301
Equity compensation plans not approved by security holders	—	—	—
Total	3,155,765	$ 13.36	5,283,301

[1] Includes 1,025,569 shares of issuable performance -based awards if specific targets are met, and 118,004 shares of RSU which have no exercise price. Therefore these shares are excluded for purposes of determining the weighted-average exercise prices of outstanding options, warrants and rights.

[2] Includes 5,283,301 shares issuable pursuant to the 2014 Plan in the form of stock options, restricted awards, RSUs, performance stock awards, or any combination of the foregoing.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements and Exhibits

The following financial statements are presented in response to Part II, Item 8:

(2) Financial Statement Schedule

All schedules are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

(3) Exhibits

3.1	DNOW Inc. Amended and Restated Certificate of Incorporation [6]
3.2	DNOW Inc. Amended and Restated Bylaws [8]
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934
10.1	Form of Employment Agreement for Executive Officers [1]
10.2	NOW Inc. 2014 Incentive Compensation Plan [2]
10.3	Form of Nonqualified Stock Option Agreement [4]
10.4	Form of Restricted Stock Award Agreement (3 year cliff vest) [3]
10.5	Form of Performance Award Agreement [3]
10.6	Form of Amendment to Employment Agreement for Executive Officers [4]
10.7	Credit Agreement dated as of April 30, 2018, among the Borrowers, the lenders that are parties thereto and Wells Fargo Bank, National Association as administrative agent, an issuing lender and swing lender [5]
10.8	Employment Agreement between NOW Inc. and Chief Executive Officer David Cherechinsky [7]
10.9	Employment Agreement between NOW Inc. and Chief Financial Officer Mark Johnson [7]
10.10	First Amendment to Credit Agreement, and First Amendment to US Guaranty and Security Agreement, dated as of December 14, 2021, among the Borrowers, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, an issuing lender and swing lender [9]
10.11	First Amendment to Credit Agreement, and First Amendment to US Guaranty and Security Agreement, dated as of December 14, 2021, among the Borrowers, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, an issuing lender and swing lender [10]
10.12	Second Amendment to Credit Agreement, among the Borrowers, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, an issuing lender and swing lender [11]
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page hereto)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	DNOW Incentive Based Compensation Recoupment Policy
101.INS	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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[1]   Filed as an Exhibit to our Current Report on Form 8-K filed on May 30, 2014
[2]   Filed as an Exhibit to our Amendment No. 1 to Form 10, as amended, Registration Statement filed on April 8, 2014
[3]   Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on May 7, 2015
[4]   Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on November 2, 2016
[5]   Filed as an Exhibit to our Current Report on Form 8-K filed on May 1, 2018
[6]   Filed as an Exhibit to our Current Report on Form 8-K filed on January 9, 2024
[7]   Filed as an Exhibit to our Current Report on Form 8-K filed on June 2, 2020
[8]   Filed as an Exhibit to our Current Report on Form 8-K filed on January 9, 2024
[9]   Filed as an Exhibit to our Current Report on Form 8-K filed on December 17, 2021
[10]   Filed as an Exhibit to our Current Report on Form 8-K/A filed on February 4, 2022
[11]   Filed as an Exhibit to our Current Report on Form 8-K filed on January 3, 2023

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DNOW Inc.

Date: February 15, 2024

By: */s/ David A. Cherechinsky*
David A. Cherechinsky
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints David A. Cherechinsky and Mark B. Johnson, and each of them acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ David A. Cherechinsky David A. Cherechinsky	President, Chief Executive Officer and Director	February 15, 2024
/s/ Mark B. Johnson Mark B. Johnson	Senior Vice President and Chief Financial Officer	February 15, 2024
/s/ Richard J. Alario Richard J. Alario	Chairman of the Board	February 15, 2024
/s/ Terry Bonno Terry Bonno	Director	February 15, 2024
/s/ Galen Cobb Galen Cobb	Director	February 15, 2024
/s/ Paul Coppinger Paul Coppinger	Director	February 15, 2024
/s/ Karen David-Green Karen David-Green	Director	February 15, 2024
/s/ Rodney Eads Rodney Eads	Director	February 15, 2024
/s/ Sonya Reed Sonya Reed	Director	February 15, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DNOW Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DNOW Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for inventory reserves

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company had inventories of $366 million as of December 31, 2023, net of related inventory reserves of $21 million. Allowances for excess and obsolete inventories are determined based on the Company's historical usage of inventory on hand as well as its future expectations in order to properly state inventory at the lower of cost or net realizable value.

Auditing management's estimates for excess and obsolete inventory involved subjective auditor judgment because the estimates rely on a number of factors that are affected by market and economic conditions outside the Company's control. The Company's estimated carrying value of inventory depends upon demand driven by oil and gas spending activity, which depends in turn upon oil, gas and steel prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas productions areas, and the potential obsolescence of various inventory items the Company stocks, among other factors. Management utilizes historical inventory movement data and aging analysis to estimate any reserves needed for excess or obsolete inventory. Management performs an analysis of current period movements to ensure previously recorded reserves on items remaining in inventory are not improperly removed, creating a higher level of complexity. Judgment is required in determining whether adjustments are necessary utilizing the aforementioned data while taking into account current industry conditions and lookback analysis for historical trends.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to determine its allowance for excess and obsolete inventories. This included controls over the completeness and accuracy of the data used in the calculation, and the Company's review of significant assumptions and any adjustments needed for holdback adjustments.
	To test the adequacy of the Company's allowance for excess and obsolete inventories, we performed substantive audit procedures that included, among others, testing the completeness and accuracy of the underlying data used in the estimation calculations, specifically those related to inventory movements and aging. We evaluated the reasonableness of significant assumptions including the estimated reserve percentage and other significant assumptions including holdback adjustments.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Houston, Texas

February 15, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DNOW Inc.

Opinion on Internal Control Over Financial Reporting

We have audited DNOW Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DNOW Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Houston, Texas

February 15, 2024

DNOW INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

| | December 31, | |
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 299	$ 212
Receivables, net	384	398
Inventories, net	366	381
Prepaid and other current assets	19	26
Total current assets	1,068	1,017
Property, plant and equipment, net	131	119
Deferred income taxes	118	—
Goodwill	139	116
Intangibles, net	28	25
Other assets	45	43
Total assets	$ 1,529	$ 1,320
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 288	$ 304
Accrued liabilities	120	126
Other current liabilities	10	9
Total current liabilities	418	439
Long-term operating lease liabilities	30	25
Deferred income taxes	—	1
Other long-term liabilities	18	11
Total liabilities	466	476
Commitments and contingencies		
Stockholders' equity:		
Preferred stock - par value $0.01; 20 million shares authorized; no shares issued and outstanding	—	—
Common stock - par value $0.01; 330 million shares authorized; 106,257,565 and 110,369,266 shares issued and outstanding at December 31, 2023 and 2022, respectively	1	1
Additional paid-in capital	2,032	2,066
Accumulated deficit	(828)	(1,075)
Accumulated other comprehensive loss	(145)	(150)
DNOW Inc. stockholders' equity	1,060	842
Noncontrolling interest	3	2
Total stockholders' equity	1,063	844
Total liabilities and stockholders' equity	$ 1,529	$ 1,320

See notes to consolidated financial statements.

DNOW INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2023	2022	2021
Revenue	$ 2,321	$ 2,136	$ 1,632
Operating expenses:			
Cost of products	1,786	1,630	1,275
Warehousing, selling and administrative	395	365	341
Impairment and other charges	—	10	7
Operating profit	140	131	9
Other income (expense)	(2)	8	3
Income before income taxes	138	139	12
Income tax provision (benefit)	(110)	10	7
Net income	248	129	5
Net income attributable to noncontrolling interest	1	1	—
Net income attributable to DNOW Inc.	$ 247	$ 128	$ 5
Earnings per share attributable to DNOW Inc. stockholders:			
Basic	$ 2.26	$ 1.14	$ 0.05
Diluted	$ 2.24	$ 1.13	$ 0.05
Weighted-average common shares outstanding, basic	107	111	110
Weighted-average common shares outstanding, diluted	108	111	110

See notes to consolidated financial statements.

DNOW INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 248	$ 129	$ 5
Other comprehensive income:			
Foreign currency translation adjustments	5	(3)	(2)
Comprehensive income	253	126	3
Comprehensive income attributable to noncontrolling interest	1	1	—
Comprehensive income attributable to DNOW Inc.	$ 252	$ 125	$ 3

See notes to consolidated financial statements.

DNOW INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,					
	2023		2022		2021	
Cash flows from operating activities:						
Net income	$	248	$	129	$	5
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and amortization		26		19		23
Provision for inventory		9		6		9
Impairment and other charges		—		10		7
Stock-based compensation		15		11		8
Deferred income taxes		(119)		1		—
Other, net		18		4		11
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:						
Receivables		16		(95)		(97)
Inventories		12		(138)		3
Prepaid and other current assets		7		(10)		(3)
Accounts payable, accrued liabilities and other, net		(44)		63		64
Net cash provided by (used in) operating activities		188		—		30
Cash flows from investing activities:						
Business acquisitions, net of cash acquired		(32)		(80)		(96)
Purchases of property, plant and equipment		(17)		(9)		(5)
Other, net		1		2		5
Net cash provided by (used in) investing activities		(48)		(87)		(96)
Cash flows from financing activities:						
Repurchases of common stock		(50)		(7)		—
Payments relating to finance leases and other, net		(5)		(3)		(6)
Net cash provided by (used in) financing activities		(55)		(10)		(6)
Effect of exchange rates on cash and cash equivalents		2		(4)		(2)
Net change in cash and cash equivalents		87		(101)		(74)
Cash and cash equivalents, beginning of period		212		313		387
Cash and cash equivalents, end of period	$	299	$	212	$	313
Supplemental disclosures of cash flow information:						
Income taxes paid, net	$	10	$	11	$	—
Non-cash investing and financing activities:						
Accrued purchases of property, plant and equipment	$	1	$	1	$	—

See notes to consolidated financial statements.

DNOW INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In millions)

	Attributable to DNOW Inc. Stockholders							
	Common Stock		Additional	Retained	Accum. Other			Total
	Shares Outstanding	Common Stock	Paid-In Capital	Earnings (Deficit)	Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interest	Stockholders’ Equity
December 31, 2020	110	$ 1	$ 2,050	$ (1,208)	$ (145)	$ —	$ 1	$ 699
Net income	—	—	—	5	—	—	—	5
Stock-based compensation	—	—	8	—	—	—	—	8
Exercise of stock options	—	—	3	—	—	—	—	3
Vesting of restricted stock	1	—	—	—	—	—	—	—
Shares withheld for taxes	—	—	(1)	—	—	—	—	(1)
Other comprehensive loss	—	—	—	—	(2)	—	—	(2)
December 31, 2021	111	$ 1	$ 2,060	$ (1,203)	$ (147)	$ —	$ 1	$ 712
Net income	—	—	—	128	—	—	1	129
Common stock repurchased	—	—	—	—	—	(7)	—	(7)
Common stock retired	(1)	—	(7)	—	—	7	—	—
Stock-based compensation	—	—	11	—	—	—	—	11
Exercise of stock options	—	—	2	—	—	—	—	2
Other comprehensive loss	—	—	—	—	(3)	—	—	(3)
December 31, 2022	110	$ 1	$ 2,066	$ (1,075)	$ (150)	$ —	$ 2	$ 844
Net income	—	—	—	247	—	—	1	248
Common stock repurchased	—	—	—	—	—	(50)	—	(50)
Common stock retired	(4)	—	(50)	—	—	50	—	—
Stock-based compensation	—	—	15	—	—	—	—	15
Exercise of stock options	—	—	2	—	—	—		2
Shares withheld for taxes	—	—	(1)	—	—	—	—	(1)
Other comprehensive income	—	—	—	—	5	—	—	5
December 31, 2023	106	$ 1	$ 2,032	$ (828)	$ (145)	$ —	$ 3	$ 1,063

See notes to consolidated financial statements.

DNOW INC.
Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Nature of Operations

DNOW Inc. ("DNOW" or the "Company") is a holding company headquartered in Houston, Texas that was incorporated in Delaware on November 22, 2013. We operate primarily under the DNOW brand along with several affiliated brands operating in local or regional markets that are tied to prior acquisitions. DNOW is a global distributor of energy products as well as products for industrial applications through its locations in the United States ("U.S."), Canada and internationally which are geographically positioned to serve the energy and industrial markets in approximately 80 countries. Additionally, through the Company's growing DigitalNOW® platform, customers can leverage world-class technology across ecommerce, data visualization, data management and supply chain optimization applications to solve a wide array of complex operational and product sourcing challenges to assist in maximizing their return on assets. The Company's product and service offering are consumed throughout all sectors of the energy industry – from upstream drilling and completion, exploration and production, midstream transmission, gas and crude oil processing infrastructure development to downstream petroleum refining and petrochemicals – as well as in other industries, such as chemical processing, mining, water/wastewater, food and beverage, gas utilities and the evolution of energy transition markets inclusive of greenhouse gas reduction and emissions capture and storage, renewable fuels such as biofuels and renewable natural gas, wind, solar, production of hydrogen as a fuel to power equipment and select industrial markets. The industrial distribution end markets include engineering and construction firms that perform capital and maintenance projects for their end-user clients. DNOW also provides supply chain and materials management solutions to the same markets where the Company sells products. DNOW's supplier network consists of thousands of vendors in approximately 40 countries.

Basis of Presentation

The accompanying consolidated financial information include the accounts of the Company and its consolidated subsidiaries. All significant intercompany transactions and accounts have been eliminated. Variable interest entities for which the Company is the primary beneficiary are fully consolidated with the equity held by the outside stockholders and their portion of net income (loss) reflected as noncontrolling interest in the accompanying consolidated financial statements.

Recently Issued Accounting Standards

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280), which requires enhanced segment disclosures primarily focusing on significant segment expense disclosures for both interim and annual periods. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires modified retrospective transition method. The Company will not early adopt, and is currently assessing the impact of ASU 2023-07 in its consolidated financial statements and its disclosures. The Company does not expect the adoption of this standard to have material impact in its consolidated statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which requires public companies to expand the income tax disclosures. The ASU requires entities to disclose more detailed information in their effective tax rate reconciliation and their cash taxes paid both in the U.S., state and foreign jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued. The Company will not early adopt, and is currently assessing the impact of ASU 2023-09 in its consolidated financial statements and in its disclosures.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with maturities of three months or less at the date of purchase.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables and payables approximated fair value because of the relatively short maturity of these instruments. See Note 15 "Derivative Financial Instruments" for the fair value of derivative financial instruments.

Inventories

Inventories consist primarily of oilfield and industrial finished goods and work in process. Work in process primarily consists of inventory and labor related to customer specific engineered equipment. Finished goods are stated at the lower of cost or net realizable

value and using average cost methods. Allowances for excess and obsolete inventories are determined based on the Company's historical usage of inventory on hand as well as its future expectations. As of December 31, 2023 and 2022, the Company reported inventory of $366 million and $381 million, respectively (net of inventory reserves of $21 million and $20 million, respectively).

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for major improvements that extend the lives of property, plant and equipment are capitalized while minor replacements, maintenance and repairs are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in the results of operations for the respective period. Depreciation is provided using the straight-line method over the estimated useful lives of individual items.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets

Long-lived assets other than goodwill include property, plant and equipment, operating right-of-use ("ROU") assets and intangible assets. The Company evaluates the recoverability of long-lived assets other than goodwill for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets other than goodwill is not recoverable, the carrying amount of such assets is reduced to fair value.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated useful lives of long-lived assets other than goodwill. If the Company changes the estimated useful life assumption for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

The Company performs goodwill impairment testing annually in the fourth quarter of each fiscal year and more frequently on an interim basis when events or circumstances indicate that an impairment may exist. The company uses either a qualitative assessment or a quantitative assessment. If the qualitative assessment indicates it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. Events or circumstances which could indicate a potential impairment include, but are not limited to, a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well completion and remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas.

The Company evaluates goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below that constitutes a business for which financial information is available and is regularly reviewed by management. The Company currently has four reporting units for this purpose – U.S. Energy Centers, U.S. Process Solutions, Canada and International. The Company tests goodwill for impairment by comparing the fair value of a reporting unit to its carrying value. If the carrying amount exceeds the fair value of a reporting unit, an impairment loss is recognized in an amount equal to that excess, but not to exceed the total amount of goodwill allocated to that reporting unit.

The Company determines the fair value of both goodwill and other long-lived assets primarily using the discounted cash flow method and in the case of goodwill, a multiples-based market approach for comparable companies when applicable. The starting point for each reporting unit's projected cash flow from operations is the detailed annual plan or updated forecast. The detailed planning and forecasting process takes into consideration a multitude of factors including worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital requirements and customer needs among other items which impact the individual reporting unit projections. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and also considered long-term earnings growth rates. The financial and credit market volatility impacts the fair value measurement by adjusting the discount rate. When a quantitative test is performed, the Company utilizes third-party valuation advisors to assist with these valuations. These analyses include significant judgments as mentioned above, including management's short-term and long-term forecast of operating performance, discount rates based on the weighted average cost of capital, revenue growth rates, profitability margins, the timing of future cash flows, and in the case of long-lived assets, the remaining useful life and service potential of the asset, all of which are considered level 3 inputs under the fair value hierarchy when a quantitative test is performed.

Foreign Currency

The functional currency for most of the Company's foreign operations is the local currency. Certain foreign operations use the U.S. dollar as the functional currency. For those that have local currency as functional the cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income (loss). Revenues and expenses are translated at average exchange rates in effect during the period. Upon closure of a foreign subsidiary, the accumulated foreign currency translation gains and losses relating to the foreign subsidiary are reclassified into earnings, and reflected in impairment and other charges in the consolidated statements of operations.

Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the reporting currency are included in other income (expense). Net foreign currency transactions were a loss of $1 million, a loss of $2 million and a loss of $1 million for the years ended December 31, 2023, 2022 and 2021, respectively, and were included in other income (expense) in the accompanying consolidated statements of operations.

Revenue Recognition

The Company's primary source of revenue is the sale of energy products and an extensive selection of products for industrial applications based upon purchase orders or contracts with customers. Substantially all of the Company's revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product. Control is typically deemed to have been transferred to the customer when the product is shipped, delivered or picked up by the customer. The Company does not grant extended payment terms. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to proper government authorities. Shipping and handling costs for product shipments occur prior to the customer obtaining control of the goods and are recorded in cost of products.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for products sold. Revenue is recorded at the transaction price net of estimates of variable consideration, which may include product returns, trade discounts and allowances. The Company accrues for variable consideration using the expected value method. Estimates of variable consideration are included in revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Cost of Products

Cost of products includes the cost of inventory sold and related items, such as vendor consideration, inventory allowances, amortization of intangibles and inbound and outbound freight.

Warehousing, Selling and Administrative Expenses

Warehousing, selling and administrative expenses include branch location, distribution center and regional expenses (including costs such as compensation, benefits and rent) as well as depreciation and corporate general selling and administrative expenses.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more-likely-than-not to be realized.

Concentration of Credit Risk

The Company grants credit to its customers, which operate primarily in the energy, industrial and manufacturing markets. Concentrations of credit risk are limited because the Company has a large number of geographically diverse customers, thus spreading trade credit risk. The Company controls credit risk through credit evaluations, credit limits and monitoring procedures. The Company performs periodic credit evaluations of its customers' financial condition and, generally, does not require collateral but may require letters of credit or prepayments for certain sales. Allowances for doubtful accounts ("AFDA") are established based on an evaluation of accounts receivable aging, and where applicable, specific reserves on an individual customer basis. The estimated AFDA reflects the Company's immediate recognition of current expected credit losses by incorporating the historical loss experience, as well as current and future market conditions that are reasonably available. Judgments in the estimate of AFDA include global economic and business conditions, oil and gas industry and market conditions, customers' financial conditions and account receivables past due. Balances that remain outstanding after the Company has used reasonable collection efforts are written off. As of December 31, 2023, the Company had one customer in the U.S. segment that represented approximately 10% of total revenues.

Stock-Based Compensation

Compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by Accounting Standards Codification ("ASC") Topic 718 "Compensation—Stock Compensation". Under this guidance the fair value of the award is measured on the grant date and amortized to expense using the straight-line method over the shorter of the vesting period or the remaining requisite service period. Forfeitures are recognized as they occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company periodically evaluates its estimates and judgments that are most critical in nature, which are related to allowance for doubtful accounts, inventory reserves, impairment of goodwill and other long-lived assets, purchase price allocation of acquisitions, stock-based compensation and income taxes. On an ongoing basis, the Company evaluates such estimates by comparing to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

Contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

In circumstances where the most likely outcome of a contingency can be reasonably estimated, the Company accrues a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established, and, if no one amount in that range is more likely than others, the low end of the range is accrued.

3. Revenue

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of firm orders for which work has not been performed on contracts with an original expected duration of more than one year. The Company's contracts are predominantly short-term in nature with a contract term of one year or less. For those contracts, the Company has utilized the practical expedient in ASC Topic 606 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations when the performance obligation is part of a contract that has an original expected duration of one year or less.

Receivables

Receivables are recorded when the Company has an unconditional right to consideration.

Contract Assets and Liabilities

Contract assets primarily consist of retainage amounts held as a form of security by customers until the Company satisfies its remaining performance obligations. As of December 31, 2023 and 2022, contracts assets were less than $1 million in both periods, and were included in receivables, net in the consolidated balance sheets. The Company generally accounts for the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have been recognized is one year or less; however, these expenses are not material.

Contract liabilities primarily consist of deferred revenues recorded when customer payments are received or due in advance of satisfying performance obligations, including amounts which are refundable, and other accrued customer liabilities. Revenue recognition is deferred to a future period until the Company completes its obligations contractually agreed with customers. As of December 31, 2023 and 2022, contract liabilities were $28 million and $33 million, respectively, and were included in accrued liabilities in the consolidated balance sheets. The decrease in contract liabilities for the year ended December 31, 2023, was primarily related to net current year customer deposits of approximately $19 million, partially offset by recognizing revenue of approximately $24 million, that was deferred as of December 31, 2022.

See Note 17 "Business Segments" for the disaggregation of revenue by reporting segments. The Company believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

4. Receivables, net

Receivables are recorded and carried at the original invoiced amount less an allowance for doubtful accounts.

Activity in the allowance for doubtful accounts was as follows (*in millions*):

	December 31,		
	2023	**2022**	**2021**
Allowance for doubtful accounts			
Beginning balance	$ 25	$ 25	$ 28
Additions (deductions) charged to expenses	2	2	(2)
Charge-offs and other	(1)	(2)	(1)
Ending balance	$ 26	$ 25	$ 25

5. Inventory

Inventories consist primarily of *(in millions):*

	December 31,	
	2023	**2022**
Work in process	$ 33	$ 29
Finished goods and other	354	372
Total inventory	387	401
Less: Inventory reserves	(21)	(20)
Inventories, net	$ 366	$ 381

6. Property, Plant and Equipment, net

Property, plant and equipment consist of (*in millions*):

	Estimated Useful Lives	December 31,	
		2023	**2022**
Information technology assets	1-7 Years	$ 46	$ 47
Operating equipment [(1)]	2-15 Years	164	141
Buildings and land [(2)]	5-35 Years	97	94
Construction in progress		2	4
Total property, plant and equipment		309	286
Less: accumulated depreciation		(178)	(167)
Property, plant and equipment, net		$ 131	$ 119

[(1)] Includes finance ROU assets.
[(2)] Land has an indefinite life

Depreciation expense was $21 million, $17 million and $21 million for the years ended December 31, 2023, 2022 and 2021, respectively.

7. Accrued Liabilities

Accrued liabilities consist of (*in millions*):

	December 31, 2023	December 31, 2022
Compensation and other related expenses	$ 38	$ 36
Contract liabilities	28	33
Taxes (non-income)	15	13
Current portion of operating lease liabilities	11	13
Other	28	31
Total	$ 120	$ 126

8. Goodwill

Goodwill is identified by segment as follows (*in millions*):

	United States	Canada	International	Total
Balance at December 31, 2021 [1]	$ 67	$ —	$ —	$ 67
Additions	49	—	—	49
Balance at December 31, 2022	$ 116	$ —	$ —	$ 116
Additions	23	—	—	23
Balance at December 31, 2023	$ 139	$ —	$ —	$ 139

[1] Net of prior years accumulated impairment of $518 million, $87 million and $99 million in the U.S., Canada and International segments, respectively.

During the fourth quarter of 2023 and 2022, the Company performed its annual goodwill impairment assessment using a qualitative assessment that did not indicate a more detailed quantitative analysis was necessary. Therefore, no goodwill impairment was recognized. This assessment evaluated changes in macroeconomic conditions, overall industry and market considerations and company-specific business metrics, performance and events. See Note 21 "Transactions" for additional information.

During the fourth quarter of 2021, the Company performed its annual goodwill impairment test using a quantitative assessment resulting in no impairment. The calculated fair value of the U.S. Process Solutions reporting unit significantly exceeded its carrying value, using the discount rates of 13.0%.

9. Intangibles, net

Identified intangible assets with determinable lives consist primarily of customer relationships, trademarks, trade names and patents acquired in acquisitions, and are being amortized on a straight-line basis over the estimated useful lives. Intangible assets that are fully amortized are removed from the disclosures. See Note 21 "Transactions" for additional information.

No impairment for intangible assets was recognized for the years ended December 31, 2023 and 2022. For the year ended December 31, 2021, the Company recognized $2 million of impairment in the U.S. reporting segment for certain customer relationship intangible assets due to a decline in customer activities.

Identified intangible assets by major classification consist of the following (*in millions*):

	Gross	Accumulated Amortization	Net Book Value
December 31, 2023:			
Trade names and patents	$ 2	$ (1)	$ 1
Customer relationships	29	(4)	25
Other	4	(2)	2
Total identified intangibles	$ 35	$ (7)	$ 28
December 31, 2022:			
Trade names and patents	$ 4	$ —	$ 4
Customer relationships	19	(2)	17
Other	4	—	4
Total identified intangibles	$ 27	$ (2)	$ 25

Amortization expense was $5 million, $2 million and $2 million for the years ended December 31, 2023, 2022, and 2021, respectively. The following table represents the total estimated amortization of intangible assets for the five succeeding years (*in millions*):

For the Year Ending December 31,	Estimated Amortization Expense
2024	$ 5
2025	4
2026	3
2027	3
2028	3

10. Income Taxes

The domestic and foreign components of income (loss) before income taxes were as follows (*in millions*):

	Year Ended December 31,		
	2023	2022	2021
United States	$ 106	$ 108	$ (9)
Foreign	32	31	21
Income (loss) before income taxes	$ 138	$ 139	$ 12

The provision (benefit) for income taxes for 2023, 2022 and 2021 consisted of the following (*in millions*):

	Year Ended December 31,		
	2023	2022	2021
U.S. Federal:			
Current	$ —	$ —	$ —
Deferred	(99)	—	(1)
	(99)	—	(1)
U.S. State:			
Current	1	—	—
Deferred	(15)	—	—
	(14)	—	—
Foreign:			
Current	8	9	7
Deferred	(5)	1	1
	3	10	8
Income tax provision (benefit)	$ (110)	$ 10	$ 7

The reconciliation between the Company's effective tax rate on income (loss) from continuing operations and the statutory tax rate is as follows (*in millions*):

	Year Ended December 31,		
	2023	2022	2021
Income tax provision at federal statutory rate	$ 29	$ 29	$ 3
Foreign tax rate differential	1	1	2
State income tax provision (benefit), net of federal benefit	4	4	(1)
Nondeductible expenses	2	2	—
Currency translation losses	—	2	—
Capital loss carryforward	—	(2)	—
Change in valuation allowance	(148)	(28)	2
Other	2	2	1
Income tax provision (benefit)	$ (110)	$ 10	$ 7
Effective tax rate	(79.7%)	7.2%	54.8%

In general, the effective tax rate differs from the U.S. statutory rate due to recurring items, such as differing tax rates on income earned in foreign jurisdictions, nondeductible expenses and state income taxes. For the year ended December 31, 2023, the effective tax rate was primarily driven by a $148 million deferred tax benefit from the release of the valuation allowance against certain U.S. and non-

U.S. deferred tax assets and the recognition of tax expense from earnings in Canada and the United Kingdom. For the year ended December 31, 2022, the effective tax rate was primarily driven by the recognition of tax expense from earnings in Canada offset by current year realization of deferred tax assets and corresponding release of valuation allowance in the U.S., as well as impairment charges incurred as a result of substantially completing the liquidation of certain foreign subsidiaries with no associated tax benefit. For the year ended December 31, 2021, the effective tax rate was primarily driven by the low level of consolidated pre-tax income and the recognition of tax expense from earnings in Canada, which was not able to be offset by benefits recognized on losses in other jurisdictions.

Significant components of the Company's deferred tax assets and liabilities were as follows (*in millions*):

	December 31,					
	2023		**2022**		**2021**	
Deferred tax assets:						
Allowances and operating liabilities	$	6	$	6	$	6
Net operating loss carryforwards		58		76		92
Foreign tax credit carryforwards		7		7		7
Allowance for doubtful accounts		5		5		4
Inventory reserve		8		9		10
Stock-based compensation		4		5		5
Intangible assets		36		45		57
Capital loss carryforward		12		12		10
Tax over book basis in depreciable assets		4		4		5
Lease liabilities		15		11		9
Other		2		3		3
Total deferred tax assets	$	157	$	183	$	208
Deferred tax liabilities:						
ROU assets		(14)		(10)		(7)
Other		—		(1)		—
Total deferred tax liabilities	$	(14)	$	(11)	$	(7)
Net deferred tax assets before valuation allowance		143		172		201
Valuation allowance		(25)		(173)		(201)
Net deferred tax assets (liabilities)	$	118	$	(1)	$	—

The Company records a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. If the Company was to determine that it would be able to realize the deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

The Company performs a detailed analysis of all available evidence, both positive and negative, for each quarterly financial reporting period to assess the realizability of its deferred tax assets. The Company considers its recent pre-tax earnings, realization of deferred tax assets, sources and character of future taxable income, scheduled reversals of deferred tax liabilities, and tax planning strategies, if available, in assessing the need for a valuation allowance. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal and foreign pre-tax operating income adjusted for items that do not have tax consequences.

For the years ending December 31, 2015, through December 31, 2022, the Company recorded a valuation allowance against the majority of its deferred tax assets, due to substantial negative evidence against the realizability of its deferred tax assets, including remaining in a three-year cumulative loss position throughout those years despite individually profitable years, most recently in 2021 and 2022. For the years ended December 31, 2022 and 2021, the Company recorded pre-tax income of $139 million and $12 million, respectively, but remained in a three-year cumulative loss position of $279 million and $511 million, respectively.

As of December 31, 2023, the Company was in a three-year positive cumulative pre-tax earnings position on a consolidated basis and within the U.S. and most foreign jurisdictions, recognizing $289 million of pre-tax earnings globally over the past three years. Since December 31, 2020, the Company has realized over $57 million in deferred tax assets which were previously subject to a valuation allowance. Positive macroeconomic factors, rising demand for energy related products, diligent cost management, and the accretive benefits resulting from recent acquisitions have bolstered the Company's outlook and expectations for future taxable income. During the fourth quarter of 2023, the Company evaluated all positive and negative evidence in line with the assumptions and judgments described above, noting that the Company has demonstrated indicators of realizability including a sustained recent earnings history, recent realization of deferred tax assets, and expectations of future taxable income (exclusive of reversing temporary differences). The

Company believes that sufficient positive evidence exists as of December 31, 2023, to conclude that it is more-likely-than-not that the Company will realize substantially all of the Company's deferred tax assets. As such, the Company released the majority of its valuation allowance, recognizing a non-cash deferred tax benefit in the fourth quarter of 2023 of $126 million. The total change during the year in the valuation allowance was $142 million in the U.S., $3 million in Canada and $3 million in other foreign jurisdictions.

The Company continues to recognize a valuation allowance on certain identified deferred tax assets in the U.S. and non-U.S. jurisdictions where management believes that it is not more-likely-than-not that the Company will be able to realize the benefits of those specific deferred tax assets. In the U.S., a valuation allowance of approximately $17 million was maintained against deferred tax assets related to foreign tax credit carryovers and capital loss carryovers that have a limited carryforward period and require income of a certain character in order to be realized. In Canada and other foreign jurisdictions, a valuation allowance of approximately $8 million was maintained against deferred tax assets primarily related to capital loss carryovers in multiple jurisdictions that may only be utilized in the event of future capital gains and operating loss carryovers in jurisdictions in which the Company does not anticipate future taxable income. The Company will continue to monitor the need for a valuation allowance against its deferred tax assets and record adjustments as appropriate in future periods.

There are no uncertain tax positions as of any of the periods presented. To the extent penalties and interest would be assessed on any underpayment of income tax, such accrued amounts are classified as a component of income tax provision (benefit) in the financial statements consistent with the Company's policy. For the year ended December 31, 2023, the Company did not record any income tax expense for interest and penalties related to uncertain tax positions.

The Company is subject to taxation in the U.S., various states and foreign jurisdictions. The Company has significant operations in the U.S. and Canada and to a lesser extent in various other international jurisdictions. Tax years that remain subject to examination vary by legal entity but are generally open in the U.S. for the tax years ending after 2019 and outside the U.S. for the tax years ending after 2017.

In the U.S., the Company has $227 million of federal net operating loss carryforwards as of December 31, 2023, of which $80 million will expire between 2036 through 2037 and $147 million have no expiration. The Company recorded a deferred tax asset of $48 million for the U.S. federal net operating loss carryforwards. The Company has $138 million of state net operating loss carryforwards as of December 31, 2023, with the majority expiring after 2034. The Company recorded a deferred tax asset of $7 million for the U.S. state net operating loss carryforwards. Outside the U.S., the Company has $17 million of net operating loss carryforwards as of December 31, 2023, of which $11 million have no expiration and $6 million will expire between 2024 and 2032. The potential tax benefit of $3 million for non-U.S. net operating loss carryforwards has been reduced by a $3 million valuation allowance. As of December 31, 2023, the Company has $7 million of excess foreign tax credits in the U.S. The foreign tax credits will expire between 2024 and 2027. The potential tax benefit of $7 million for foreign tax credits has been reduced by a $7 million valuation allowance. In the event the Company ultimately realizes the benefit of these net operating loss carryforwards and foreign tax credits, future income tax payments will also be reduced.

As of December 31, 2023, the Company has an immaterial amount of undistributed foreign earnings that may be subject to taxation upon a future distribution. The Company has not recorded deferred income taxes on undistributed foreign earnings that it considers to be indefinitely reinvested. The Company makes a determination each period whether to indefinitely reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liabilities may result, offset by any available foreign tax credits. The Company has not recorded deferred income taxes on other outside basis differences inherent in the Company's foreign subsidiaries that it considers to be indefinitely reinvested, as such determination is not practicable.

Because of the number of tax jurisdictions in which the Company operates, its effective tax rate can fluctuate as operations and the local country tax rates fluctuate. The Company is also subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company's future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters. However, the Company believes that none of these matters will have a material adverse effect on the results of operations or financial position of the Company.

11. Debt

On December 29, 2022, the Company entered into a second amendment to its existing senior secured revolving credit facility with a syndicate of lenders with Wells Fargo Bank, National Association, serving as the administrative agent (as amended, the "Credit Facility"). The second amendment amends certain terms, provisions and covenants of the Credit Facility, including, among other things: (i) replaces London Interbank Offered Rate ("LIBOR") with Secured Overnight Financing Rate ("SOFR") as the interest rate benchmark with the existing applicable margin plus a credit spread adjustment of 0.10% per annum; (ii) modifies certain reporting obligations with respect to the Company's share repurchase program; and (iii) increases the sublimit for U.S. letters of credit to $20 million.

The Credit Facility provides for a $500 million global revolving credit facility, of which up to $50 million is available for the Company's Canadian subsidiaries. The Company has the right, subject to certain conditions, to increase the aggregate principal amount of commitments under the credit facility by $250 million. The Credit Facility also provides a letter of credit sub-facility of $25 million. The obligations under the Credit Facility are secured by substantially all the assets of the Company and its subsidiaries. The Credit Facility matures on December 14, 2026 and contains customary covenants, representations and warranties and events of default. The Company will be required to maintain a fixed charge coverage ratio (as defined in the Credit Facility) of at least 1.00:1.00 as of the end of each fiscal quarter if excess availability under the Credit Facility falls below the greater of 10% of the borrowing base or $40 million.

Borrowings under the Credit Facility will bear an interest rate at the Company's option, (i) for borrowings denominated in U.S. dollars, at (a) the base rate plus the applicable margin or (b) adjusted term SOFR for the applicable interest period, plus the applicable margin and (ii) for borrowings denominated in Canadian dollars, the Canadian Dollar Offered Rate plus the applicable margin. In each case, with such applicable margin being based on the Company's fixed charge coverage ratio. The Credit Facility includes a commitment fee on the unused portion of commitments that ranges from 25 to 37.5 basis points. Commitment fees incurred during the period were included in other income (expense) in the consolidated statements of operations.

Availability under the Credit Facility is determined by a borrowing base comprised of eligible receivables, eligible inventory and certain cash deposits in the U.S. and Canada. As of December 31, 2023, the Company had no borrowings against the Credit Facility and approximately $493 million in availability (as defined in the Credit Facility) resulting in the excess availability (as defined in the Credit Facility) of 99% subject to certain limitations. The Company is not obligated to pay back borrowings against the current Credit Facility until the maturity date of the Credit Facility.

The Company issued $5 million in letters of credit under the Credit Facility primarily for casualty insurance expiring in June 2024.

12. Stockholders' Equity

Share Repurchase Program

On August 3, 2022, the Company's Board of Directors approved a share repurchase program, under which the Company is authorized to purchase up to $80 million of its outstanding common stock through December 31, 2024. Under this program, the Company may from time to time repurchase common stock in open market transactions or enter into Rule 10b5-1 trading plans to facilitate the repurchase of its common stock pursuant to its share repurchase program. The amount of timing of any repurchase will depend on several factors, including share price, general business and market conditions, and alternative capital allocation opportunities. All shares repurchased shall be retired pursuant to the terms of the share repurchase program. Depending on the timing of the retirement and cash settlement of the repurchased shares, the Company could have shares held in treasury stock until settled. Share repurchases made after December 31, 2022, are subject to a 1% excise tax, as enacted under the Inflation Reduction Act of 2022. The impact of this 1% excise tax was less than $1 million for the year ended December 31, 2023.

Information regarding the shares repurchased was as follows:

	Year Ended December 31,	
	2023	2022
Total cost of shares repurchased (in millions)	$ 50	$ 7
Average price per share [1]	$ 10.77	$ 10.82
Number of shares repurchased	4,547,694	653,819

[1] Excludes 1% excise tax on share repurchases.

Consolidated Variable Interest Entities ("VIE")

The Company holds a 49% interest in one VIE located in the Middle East. The Company is the primary beneficiary and consolidates the VIE as it has the power to direct the activities that most significantly affect the VIE's economic performance and has the obligation to absorb the VIE's losses or the right to receive benefits. For the years ended December 31, 2023 and 2022, net income attributable to noncontrolling interest was $1 million and $1 million, respectively.

The assets of the VIE can only be used to settle its own obligations and its creditors have no recourse to the Company's assets. As of December 31, 2023 and December 31, 2022, the VIE's assets were primarily current assets of $19 million and $11 million, respectively, and the liabilities were primarily current liabilities of $8 million and $3 million, respectively.

13. Leases

The Company leases certain facilities, vehicles and equipment. The Company determines if an arrangement contains a lease at contract inception and recognizes ROU assets and lease liabilities for leases with terms greater than twelve months. Leases with an initial term of twelve months or less are accounted for as short-term leases and are not recognized in the balance sheet. Operating fixed lease expenses and finance lease depreciation expense are recognized on a straight-line basis over the lease term. Variable lease payments which cannot be determined at the lease commencement date, such as reimbursement of lessor expenses, were not included in the ROU assets or lease liabilities.

Many leases include both lease and non-lease components which are primarily related to management services provided by lessors for the underlying assets. The Company elected the practical expedient to account for lease and non-lease components as a single lease component for all leases as well as the practical expedient that allows the Company to carry forward the historical lease classifications. For all new and modified leases entered into after the adoption of ASC 842, the Company reassesses the lease classification and lease term on the effective date of modification. Lease term includes renewal periods if the Company is reasonably certain to exercise any renewal options per the lease contract. The Company's leases do not contain any material residual value guarantees or restrictive covenants. The Company subleases certain real estate to third parties.

As most leases do not have readily determinable implicit rates, the Company estimates the incremental borrowing rates based on prevailing financial market conditions, comparable companies and credit analysis and management judgments to determine the present values of its lease payments. The Company also applies the portfolio approach to account for leases with similar terms. As of December 31, 2023, the weighted-average remaining lease terms were approximately 5 years for operating leases and 4 years for finance leases, and the weighted-average discount rates were 6.6% for operating leases and 6.3% for finance leases.

For the year ended December 31, 2021, the Company recognized approximately $6 million of impairment for ROU assets in the U.S. and Canada reporting segments primarily relating to exits of certain leased facilities.

Supplemental balance sheet information is as follows (*in millions*):

	Classification	December 31,			
		2023		**2022**	
Assets					
Operating	Other assets	$	40	$	36
Finance	Property, plant and equipment, net		21		10
Total ROU assets		$	61	$	46
Liabilities					
Current					
Operating	Accrued liabilities	$	11	$	13
Finance	Other current liabilities		7		4
Long-term					
Operating	Long-term operating lease liabilities		30		25
Finance	Other long-term liabilities		15		7
Total lease liabilities		$	63	$	49

Components of lease expense is as follows (*in millions*):

	Classification	Year Ended December 31,					
		2023		**2022**		**2021**	
Operating lease cost [1]	Warehousing, selling and administrative	$	18	$	16	$	22
Finance lease ROU asset depreciation [2]	Warehousing, selling and administrative		6		4		5
Short-term lease cost	Warehousing, selling and administrative		6		5		5
Variable lease cost	Warehousing, selling and administrative		3		3		2
Sublease income	Warehousing, selling and administrative		(3)		(2)		(2)

[1] Included in other, net adjustment to reconcile net income to net cash provided by (used in) operating activities in the consolidated statement of cash flows.

[2] Included in depreciation and amortization in the consolidated statement of cash flows. Interest on finance lease liabilities is $1 million.

Supplemental disclosure of cash flow information is as follows (*in millions*):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows from operating leases	$	18	$	21	$	23
Financing cash flows from finance leases [1]		7		5		6
ROU assets obtained in exchange for new lease liabilities						
Operating	$	18	$	25	$	12
Finance		17		9		—

[1] Interest payments from finance lease liabilities is $1 million.

Maturity of lease liabilities as of December 31, 2023 were as follows (*in millions*):

	Operating Lease	Finance Lease
2024	$ 14	$ 8
2025	10	8
2026	8	6
2027	6	2
2028	3	—
Thereafter	7	1
Total future lease payments	48	25
Less: interest	(7)	(3)
Present value of lease liabilities	$ 41	$ 22

14. Commitments and Contingencies

The Company is involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters with entities such as suppliers, customers, parties to acquisitions and divestitures, government authorities and other external parties. The Company regularly reviews and records the estimated probable liability in an amount believed to be sufficient and continues to periodically reexamine the estimates of probable liabilities and any associated expenses to make appropriate adjustments to such estimates as necessary. These estimated liabilities are based on the Company's assessment of the nature of these matters, their progress toward resolution, the advice of legal counsel and outside experts as well as management's intention and past experience regarding the valuation of these claims. The Company has also assessed the potential for additional losses above the amounts accrued as well as potential losses for matters that are not probable but are reasonably possible. The total potential loss on these matters cannot be determined. While the Company has established estimates it believes to be reasonable under the facts known, the outcomes of litigation and similar disputes are often difficult to reliably predict and may result in decisions or settlements that are contrary to, or in excess of, the Company's expectations.

The Company's business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to the Company's business. Although the Company has not incurred material costs in connection with its compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies hereunder may not result in additional, presently unquantifiable costs or liabilities to the Company. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable. Estimating reasonably possible losses also requires the analysis of multiple possible outcomes that often depend on judgments about potential actions by third parties.

The Company maintains credit arrangements with several banks providing for standby letters of credit, including bid and performance bonds, and other bonding requirements. As of December 31, 2023, the Company was contingently liable for approximately $11 million of outstanding standby letters of credit and surety bonds. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid on those letters of credit and surety bonds.

15. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The Company has entered into certain financial derivative instruments to economically hedge the Company's risk from changes in the fair value of non functional currency denominated monetary accounts. The Company's foreign currency forward contracts have terms of less than one year.

The Company records all derivative financial instruments at their fair value in its consolidated balance sheets. None of the derivative financial instruments that the Company holds are designated as either a fair value hedge or cash flow hedge and the gain or loss on the derivative instruments is recorded in earnings. The Company has determined that the fair value of its derivative financial instruments are computed using level 2 inputs (inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability) in the fair value hierarchy as the fair value is based on publicly available foreign exchange rates at each financial reporting date. As of December 31, 2023 and 2022, the fair value of the Company's foreign currency forward contracts totaled an asset of less than $1 million and a liability of less than $1 million. The Company's foreign currency forward contract assets were included in prepaid and other current assets in the consolidated balance sheets and the Company's foreign currency forward contract liabilities were included in other current liabilities in the consolidated balance sheets.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded a loss of $1 million each year respectively, related to changes in fair value. All gains and losses were included in other income (expense) in the consolidated statements of operations. The notional principal associated with those contracts was $15 million, $7 million and $9 million as of December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, the Company's financial instruments do not contain any credit-risk-related or other contingent features that could cause accelerated payments when the Company's financial instruments are in net liability positions. The Company does not use derivative financial instruments for trading or speculative purposes.

16. Accumulated Other Comprehensive Income (Loss) ("AOCI")

The components of accumulated other comprehensive income (loss) are as follows (*in millions*):

	Foreign Currency Translation Adjustments			
	Year Ended December 31,			
	2023		2022	
Beginning balance	$	(150)	$	(147)
Other comprehensive income (loss) before reclassifications		5		(13)
Amounts reclassified from accumulated other comprehensive income (loss)		—		10
Net current-period other comprehensive income (loss)		5		(3)
Ending balance	$	(145)	$	(150)

The Company's reporting currency is the U.S. dollar. A majority of the Company's international entities in which there is a substantial investment have the local currency as their functional currency. As a result, foreign currency translation adjustments resulting from the process of translating the entities' financial statements into the reporting currency are reported in other comprehensive income or loss in accordance with ASC Topic 830 "Foreign Currency Matters".

For the year ended December 31, 2022, the Company reclassified $10 million of foreign currency translation losses as a result of substantially completing the liquidation of certain foreign subsidiaries in its International segment. Such foreign currency translation losses were reclassified from the component of AOCI into earnings, reflected in impairment and other charges in the consolidated statement of operations.

17. Business Segments

The Company has four operating segments – U.S. Energy Centers, U.S. Process Solutions, Canada and International. These operating segments were determined based primarily on the geographical markets and secondarily on the distribution channel of the products and services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's Chief Executive Officer has been identified as the chief operating decision maker. The Company's chief operating decision maker directs the allocation of resources to operating segments based on various metrics of each respective operating segment. The allocation of resources across the operating segments is dependent upon, among other factors, the operating segment's historical or future expected operating margins; the operating segment's historical or future expected return on capital; outlook within a specific market; opportunities to grow profitability; new products or new customer accounts; confidence in management; and competitive landscape and intensity.

The Company has determined that there are three reportable segments: (1) United States, (2) Canada and (3) International. The U.S. Energy Centers and U.S. Process Solutions operating segments were not separately reported as they exhibit similar long term economic characteristics, the nature of the products offered are similar, purchase many identical products from outside vendors, have similar customers, sell products directly to end-users and operate in similar regulatory environments. They have been aggregated into the United States reportable segment.

United States

The Company has approximately 105 locations in the U.S., which are geographically positioned to serve the upstream, midstream, downstream and renewable energy and industrial markets.

Canada

The Company has a network of approximately 40 locations in the Canadian oilfield, predominantly in the oil rich provinces of Alberta, Saskatchewan, Manitoba and other targeted locations across the country. The Company's Canadian segment primarily serves the energy exploration, production, drilling and midstream business.

International

The Company operates in approximately 15 countries and serves the needs of its international customers from approximately 20 locations outside of the U.S. and Canada, all of which are strategically located in major oil and gas development areas. The Company's International segment primarily serves the energy exploration, production and drilling business.

The following table presents financial information for each of the Company's reportable segments as of and for the year ended December 31 (*in millions*):

	United States		Canada		International		Total	
2023								
Revenue	$	1,749	$	282	$	290	$	2,321
Operating profit		104		21		15		140
Depreciation and amortization		23		2		1		26
Property, plant and equipment, net		106		12		13		131
Total assets		1,192		177		160		1,529
2022								
Revenue	$	1,591	$	315	$	230	$	2,136
Operating profit (loss)		103		30		(2)		131
Impairment and other charges		—		—		10		10
Depreciation and amortization		16		2		1		19
Property, plant and equipment, net		95		11		13		119
Total assets		991		179		150		1,320
2021								
Revenue	$	1,163	$	249	$	220	$	1,632
Operating profit (loss)		(8)		17		—		9
Impairment and other charges		6		1		—		7
Depreciation and amortization		20		2		1		23
Property, plant and equipment, net		86		11		14		111
Total assets		787		168		149		1,104

The following table presents a comparison of the approximate sales mix in the principal product categories (*in millions*):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Product Category						
Pumps, production and drilling	$	639	$	531	$	423
Pipe		422		432		277
Valves		437		409		317
Fittings and flanges		433		389		285
Mill tool, MRO, safety and other		390		375		330
Total	$	2,321	$	2,136	$	1,632

18. Earnings Per Share ("EPS")

Basic EPS is based on net income attributable to the Company's earnings and is calculated based upon the daily weighted-average number of common shares outstanding during the periods presented. Also, this calculation includes fully vested stock and unit awards that have not yet been issued as common stock. Diluted EPS includes the above, plus unvested stock, unit or option awards granted and vested unexercised stock options, but only to the extent these instruments dilute earnings per share.

For the years ended December 31, 2023, 2022 and 2021, a total of approximately 1 million, 2 million and 4 million, respectively, of potentially dilutive shares were excluded from the computation of diluted earnings per share due to their antidilutive effect.

Basic and diluted EPS are as follows (*in millions*, except share data):

	Year Ended December 31,					
		2023		2022		2021
Numerator:						
Net income attributable to DNOW Inc.	$	247	$	128	$	5
Less: net income attributable to participating securities		(4)		(2)		—
Net income attributable to DNOW Inc. stockholders	$	243	$	126	$	5
Denominator:						
Weighted average basic common shares outstanding		107,395,890		110,676,078		110,403,853
Effect of dilutive securities		1,026,865		548,311		91,088
Weighted average diluted common shares outstanding		108,422,755		111,224,389		110,494,941
Earnings per share attributable to DNOW Inc. stockholders:						
Basic	$	2.26	$	1.14	$	0.05
Diluted	$	2.24	$	1.13	$	0.05

Under ASC Topic 260, "Earnings Per Share," the two-class method requires a portion of net income attributable to DNOW Inc. to be allocated to participating securities, which are unvested awards of share-based payments with non-forfeitable rights to receive dividends or dividend equivalents, if declared. Net income attributable to these participating securities was excluded from net income attributable to DNOW Inc. stockholders in the numerator of the earnings per share computation.

19. Stock-based Compensation and Outstanding Awards

Under the terms of the DNOW Inc. Long Term Incentive Plan (the "Plan"), 16 million shares of the Company's common stock were authorized for grant to employees, non-employee directors and other persons. The Plan provides for the grant of stock options, restricted stock awards, restricted stock units, phantom shares and performance stock awards.

Stock-based compensation expense recognized for the years ended December 31, 2023, 2022 and 2021 totaled $15 million, $11 million and $8 million, respectively. The tax effected benefit for share-based compensation arrangements was $2 million, $2 million, and $2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Each of the stock-based compensation arrangements are discussed below.

Stock Options

Stock option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Stock option awards generally have either a 7-year or a 10-year contractual term and vest over a 3-year period from the grant date on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Additionally, the Company's stock options provide for full vesting of unvested outstanding options, in the event of a change of control of the Company and a change in the holder's responsibilities following a change in control of the Company. The Company did not grant stock option awards in 2023 and 2022.

The fair value of each option award was estimated on the date of grant using the Black-Scholes framework. The expected volatility was based on the implied volatility on the Company's stock, historical volatility of the Company's stock and the historical volatility of other, similar companies. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant for the period consistent with the expected term. The expected dividends were based on the Company's history and expectation of dividend payouts. The expected term was based on the average of the vesting period and contractual term. The Black-Scholes framework uses the assumptions noted in the table below:

	December 31,	
		2021
Valuation Assumptions:		
Expected volatility		61.3%
Risk-free interest rate		0.5%
Expected dividends (per share)	$	—
Expected term (in years)		4.5

The following table summarizes award activity for stock options:

Stock Options	Shares (in thousands)		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2022	2,562	$	14.17			
Forfeited and expired	(408)		19.31			
Exercised	(142)		10.98			
Outstanding as of December 31, 2023	2,012	$	13.36	2.3	$	2
Exercisable at December 31, 2023	1,802	$	13.72	2.0	$	2

The weighted average grant-date fair value of options granted for the year ended December 31, 2021 was $5.03. The total intrinsic value of options exercised for the years ended December 31, 2023, 2022 and 2021 was less than $1 million, $1 million and less than $1 million, respectively. As of December 31, 2023, unrecognized compensation cost related to stock option awards was less than $1 million, which is expected to be recognized over a weighted average period in less than a year. Cash received from exercises of stock options was $1 million for the year ended December 31, 2023.

Restricted Stock Awards, Restricted Stock Units and Phantom Shares ("RSAs and RSUs")

Restricted stock generally cliff vests after 1 or 3 years. The grant-date fair value of RSA and RSU grants is determined using the closing quoted market price on the grant date. Additionally, the Company's RSA and RSU agreements provide for full vesting of RSAs and RSUs in the event of a change of control of the Company and a change in the holder's responsibilities following a change in control of the Company.

The following table summarizes award activity for RSAs and RSUs:

RSAs / RSUs	Shares (in thousands)		Weighted-Average Grant-Date Fair Value
Nonvested as of December 31, 2022	1,514	$	9.91
Granted	740		12.56
Vested [1]	(273)		9.87
Forfeited	(28)		10.69
Nonvested as of December 31, 2023	1,953	$	10.91

[1] 58 thousand shares were withheld and retired from the vesting of shares to employees to satisfy minimum tax withholding.

The weighted average grant-date fair value was $12.56, $9.89 and $10.31 for RSAs and RSUs granted for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, unrecognized compensation cost related to RSAs and RSUs was $10 million, which is expected to be recognized over a weighted average period of 1.3 years. The total vest-date fair value of shares vested for the years ended December 31, 2023, 2022 and 2021 was $3 million, $2 million, and $3 million, respectively.

Performance Stock Awards ("PSAs")

PSAs generally have a 3-year vesting period from the grant date and vest at the end of the vesting period with potential payouts varying from zero for performance below the threshold performance metric to 200% of the target award PSAs for performance above the maximum performance metric. The grant-date fair value of market-condition PSA grants is determined using a Monte Carlo simulation probabilistic model. The grant-date fair value of performance-condition PSA grants is determined using the closing quoted market price on the grant date. Additionally, the Company's performance award agreements provide for full vesting of PSAs at the target level in the event of a change of control of the Company and a change in the holder's responsibilities following a change in control of the Company.

The Company granted PSAs to senior management employees whereby the PSAs can be earned based on performance against established metrics over a three-year performance period. The PSAs are divided into three independent parts that are subject to separate performance metrics: (i) one-half of the PSAs have a Total Shareholder Return ("TSR") metric, (ii) one-quarter of the PSAs have an EBITDA metric, and (iii) one-quarter of the PSAs have a Return on Capital Employed ("ROCE") metric.

Performance against the TSR metric is determined by comparing the performance of the Company's TSR with the TSR performance of designated peer companies for the three-year performance period. Performance against the EBITDA metric is determined by comparing the performance of the Company's actual EBITDA average for each of the three-years of the performance period against the EBITDA metrics set by the Company's Compensation Committee of the Board of Directors. Performance against the ROCE metric is determined by comparing the performance of the Company's actual ROCE average for each of the three-years of the performance period against the ROCE metrics set by the Company's Compensation Committee of the Board of Directors.

The following table summarizes award activity for performance stock awards:

PSAs	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Nonvested as of December 31, 2022	888	$ 12.09
Granted	283	15.52
Vested [1]	(113)	11.18
Forfeited	(32)	9.53
Nonvested as of December 31, 2023	1,026	$ 13.22

[1]   34 thousand shares were withheld and retired from the vesting of shares to employees to satisfy minimum tax withholding.

The weighted average grant-date fair value of PSAs granted for the years ended December 31, 2023, 2022 and 2021 was $15.52, $11.08 and $13.08, respectively. As of December 31, 2023, unrecognized compensation cost related to PSAs was $6 million, which is expected to be recognized over a weighted average period of 1 year. The total vest-date fair value of PSAs vested for the year ended December 31, 2023, 2022 and 2021 was $1 million, less than $1 million and $1 million, respectively.

20. Employee Benefit Plans

At December 31, 2023, the Company had approximately 2,475 employees, of which approximately 100 were temporary employees.

Benefit plans

The Company has benefit plans covering substantially all of its employees. Defined contribution benefit plans cover most of the U.S. and Canadian employees, and benefits are based on years of service and a percentage of current earnings. For the years ended December 31, 2023, 2022 and 2021, employer contributions for defined contribution plans were $6 million, $5 million and $1 million, respectively, and all funding is current.

The Company has a non-qualified deferred compensation plan (the "NQDC Plan") for certain members of senior management. NQDC Plan assets are invested in mutual funds held in a "rabbi trust," which is restricted for payment to participants of the NQDC Plan. Such equity securities held in a rabbi trust are measured using quoted market prices at the reporting date (Level 1 within the fair value hierarchy) and were included in other assets, with the corresponding liability included in other long-term liabilities in the consolidated balance sheets.

Defined Benefit Pension Plans

Historically, the Company sponsored two defined benefit plans in the United Kingdom under which accrual of pension benefits have ceased as of December 31, 2023.

The Company made lump-sum payments and entered into a buy-in annuity contract in connection with the de-risking both of its defined benefit plans. During 2023, transfers were made to complete the buy-out of the remaining liability of the annuity contract. As a result of the 2023 transfers, the buy-in policies were converted into buy-out policies, and the plans were effectively settled. Plans that were previously accrued were indexed in line with inflation during the period up to retirement in order to protect their purchasing power.

Net periodic benefit cost (income) for the Company's defined benefit plans was cost of $1 million, income of less than $1 million and cost of less than $1 million for the years ended December 31, 2023, 2022 and 2021, respectively, and were included in other income (expense) in the consolidated statement of operations. The Company immediately recognizes actuarial gains and losses in other income (expense), which are generally measured annually and recorded in the fourth quarter, unless an earlier remeasurement is required.

The change in benefit obligation, plan assets and the funded status of the defined benefit pension plans in the United Kingdom using a measurement date of December 31, 2023 and 2022, are as follows (*in millions*):

	Pension Benefits	
At year end	**2023**	**2022**
Benefit obligation at beginning of year	$ 4	$ 8
Actuarial loss (gain)	—	(3)
Plan settlements	(4)	—
Foreign currency exchange rate changes	—	(1)
Benefit obligation at end of year	$ —	$ 4
Fair value of plan assets at beginning of year	$ 6	$ 9
Actual return	—	(2)
Plan settlements	(5)	—
Foreign currency exchange rate changes and other	(1)	(1)
Fair value of plan assets at end of year	$ —	$ 6
Funded status	—	2
Accumulated benefit obligation at end of year	$ —	$ 4

The net asset were presented within other assets in the consolidated balance sheets.

The Company estimated income or expense related to its pension and postretirement plans based on actuarial assumptions, including assumptions regarding discount rates and expected returns on plan assets, adjusted for current period actuarial gains and losses. Assumed long-term rates of return on plan assets and discount rates varied according to the local economic conditions.

The assumption rates used for benefit obligations are as follows:

	December 31,	
	2023	**2022**
Discount rate:	N/A	4.1% - 5.10%

The assumption rates used for net periodic benefit costs are as follows:

	December 31,		
	2023	**2022**	**2021**
Discount rate:	4.10% - 5.10%	1.20% - 1.80%	0.70% - 1.20%
Expected return on assets:	4.00% - 5.12%	1.10% - 2.22%	0.70% - 1.78%

Both plans had plan assets in excess of projected benefit obligations. As the plans were settled in 2023, the Company will not pay future benefit amounts, and does not expect to contribute to its defined benefit pension plans in the future.

The Company and its investment advisers collaboratively reviewed market opportunities using historic and statistical data, as well as the actuarial valuation reports for the plans, to ensure that the levels of acceptable return and risk were well-defined and monitored.

The following table sets forth by level, within the fair value hierarchy, the plan's assets carried at fair value (*in millions*):

| | Fair Value Measurements | | | |
	Total	Level 1	Level 2	Level 3
December 31, 2023:				
Annuity contract	$ —	$ —	$ —	$ —
Other	—	—	—	—
Total fair value measurements	$ —	$ —	$ —	$ —
December 31, 2022:				
Annuity contract	$ 3	$ —	$ —	$ 3
Other	3	—	3	—
Total fair value measurements	$ 6	$ —	$ 3	$ 3

21. Transactions

Acquisitions

For the year ended December 31, 2023, the Company completed two acquisitions for a net purchase price consideration of approximately $33 million cash. These acquisitions expand product line offerings and services to the Company's U.S. Process Solutions business. The Company completed its valuations as of the acquisition date of the acquired net assets and recognized goodwill of $22 million and intangible assets of $9 million in the United States segment. If additional information is obtained about these assets and liabilities within the measurement period (not to exceed one year from the date of acquisition), the Company will refine its estimate of fair value to allocate the purchase price more accurately; any such revisions are not expected to be significant. The full amount of goodwill recognized is expected to be deductible for income tax purposes.

For the year ended December 31, 2022, the Company completed three acquisitions for an aggregate purchase price consideration of approximately $80 million cash. The acquisitions further expand and fortify the Company's solutions offerings in new and existing end markets in the U.S. Process Solutions reporting unit. The Company completed its valuations as of the applicable acquisition dates of the acquired net assets and recognized goodwill of $49 million and intangible assets of $15 million in the U.S. segment.

For the year ended December 31, 2021, the Company completed two acquisitions for an aggregate purchase price consideration of approximately $119 million. The aggregate purchase price was comprised of $96 million of cash, and an estimated $23 million of contingent consideration if certain financial and profitability thresholds were achieved following the closing of the transactions. These acquisitions primarily expanded the Company's offering in the U.S. to provide the rental, sale and service of surface-mounted horizontal pumping systems and horizontal jet pumping systems, as well as, to provide engineering and construction services. The Company completed its valuations as of the applicable acquisition dates of the acquired net assets and recognized goodwill of $67 million and intangible assets of $11 million in the U.S. segment. For the year ended December 31, 2022, the change in the fair value of contingent consideration liabilities of $13 million was primarily related to not achieving any earn-out thresholds prior to the expiration of the earn-out period from a 2021 acquisition.

The following table summarizes the purchase price allocation detail as of the acquisition dates for acquisitions closed during fiscal years 2022 and 2021 (*in millions*):

	2022 Acquisitions	2021 Acquisitions
Consideration transferred:		
Cash	$ 80	$ 96
Estimated fair value of contingent consideration	—	23
Net purchase price	$ 80	$ 119
Fair value of net assets acquired:		
Current assets other than cash	$ 11	$ 7
Property, plant and equipment	10	36
Customer relationships and other intangibles [1]	15	11
Current liabilities	(5)	(2)
Total fair value of net assets acquired	$ 31	$ 52
Goodwill [2]	$ 49	$ 67

[1]   Intangible assets acquired in 2022 and 2021 are amortized over a 8-year and 9-year weighted average period, respectively.

[2]   The amount of goodwill represents the excess of its purchase price over the fair value of net assets acquired. Goodwill includes the expected benefit that the Company believes will result from combining its operations with those of the businesses acquired. The amount of goodwill expected to be deductible for income tax purposes is approximately $49 million and $41 million in connection with the acquisitions in 2022 and 2021, respectively.

The Company has included the financial results of the acquisitions in its consolidated financial statements from the date of each acquisition. The Company has not presented supplemental pro forma information because the acquired operations did not materially impact the Company's consolidated operating results.

22. Subsequent Event

Subsequent to December 31, 2023, the Company entered into a purchase agreement to purchase the business of Whitco Supply, LLC. The completion of this acquisition is subject to regulatory approvals and other customary closing conditions. Whitco Supply, LLC provides energy products and solutions to the midstream market, as well as the broader energy sectors.